Exhibit 99.1

2011 ANNUAL REPORT

Points International Ltd.

points.com

Points International is the global leader in reward currencies management, providing multiple eCommerce and technology solutions to the world’s largest loyalty brands and operates Points.com, the world’s largest consumer rewards management platform.

Its solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back end operations for more than 49 partners, worldwide.

The company offers a range of private branded and white label eCommerce services, including the sale of loyalty currency directly to program members allowing collectors to top-up their balance and reach their redemption goals faster or as a gift for friends and family members; and the online transfer of loyalty currency from one members account to another.

In addition, Points International has broadened the consumer earning landscape by introducing SaaS products for eCommerce merchants, allowing them to add loyalty solutions to their online stores and reward customers for their purchase, loyalty and behavior.

Points.com is a consumer focused reward management platform that provides members of multiple loyalty programs the ability to track and manage their loyalty currencies like their financial assets. Points.com is the home of the world’s only point/mile trading board, where users can trade points and miles with others users from the loyalty community.

Launched in 2000, Points International is a public company listed on the NASDAQ (PCOM) and the TSX (PTS). With its Head Office in Toronto, Points International currently employs more than 100 staff with additional offices in Dallas, Chicago and London UK.

Partnered with the world’s largest airline, hotel, financial service and retail loyalty programs.

TABLE OF CONTENTS

Message from the Chairman.............................2

Message from the CEO.....................................3

2011 Highlights...4

Management's Discussion and Analysis.......5

Consolidated Financial Statements............24

Executive Management..................................54

More together.

TO OUR SHAREHOLDERS
MESSAGE FROM THE CHAIRMAN

2011 marked yet another strong year for Points International. We focused our efforts on key fundamentals – delivering solid financial performance and superior operational execution – to ultimately drive shareholder value.

The health of Points’ core loyalty currency services business has never been stronger. Despite inconsistent economic conditions, Points made significant strides in expanding the reach of its partner platform. In 2011 alone, we broadened our reach into various geographies including South America and the Middle East, and deepened our footprint in numerous verticals ranging from the hotel and hospitality spaces to the retail and eCommerce industries. In addition to delivering growth within our existing partnership base, increasing our offerings with 19 existing partners over the past year, we welcomed six new partners to the Points partner platform. As a result, we ended the year with more than 193 products with 49 partners across 16 different countries.

In combination with our platform expansion efforts, Points has consistently worked to improve the functionality of our platform as well as to increase the distribution of this enhanced functionality. Over the past year, we moved all of our partners on to our ePoch technology platform, advancing the speed of product deployment and the efficiency of partner transactions.

We supplemented the growth of our core loyalty currency business with the continued development of our Points. com consumer platform. In 2011, Points. com users approached three million and total points and miles transacted totalled 1.6 billion, an increase of 49% over 2010. We continue to view our loyalty currency services and Points. com businesses as complementary distribution channels for our products, each adding to Points’ mission of driving user engagement in our partner loyalty programs.

Our sound operational performance continues to contribute to superior financial results. In 2011, Points International recorded $123 million in revenues, an increase of 28% year-over-year. This revenue growth coupled with gross margin expansion and a managed cost structure translated into meaningful profitability for the Company. This is particularly evident in our record EBIDTA for the year of $5.8 million and net income record of $4.0 million for 2011.

We are very pleased to be able to make this accelerating financial performance more visible to the Street. As of early 2011, we completed our listing on the NASDAQ Capital Market, and are thrilled with the additional opportunities this move has created for Points International.

Despite this progress to-date, we are very early in our company lifecycle and believe that vast opportunities lie ahead of us. At present, Points International has penetrated roughly one-quarter of the total loyalty currency programs in the marketplace, with the goal of tripling our market penetration over the next several years. At the same time, we are focused on doubling our product deployment with our current partners through continued marketing and merchandising initiatives. While growing the Loyalty Currency Services business remains our near-term growth focus, we will also continue to leverage Points.com as an additional marketing and distribution channel by which we can introduce new features and services across the platform.

The growth opportunities ahead of us are significant, and in order to capture these opportunities, we recognize we must operate in a thoughtful and diligent manner. As Chairman of the Board, I am pleased to work with a strong team of professionals that holds a successful track record of delivering against our strategic, financial and operational objectives. I am confident this team will continue to do so going forward. I look forward to working alongside senior management, in addition to the rest of the Board, to ensure that Points captures this full opportunity. I want to thank my fellow Directors for their strategic counsel and vision this past year, and trust that you also share our excitement for what lies ahead.

Bernay Box
Chairman of the Board

2    Points International Ltd.

TO OUR SHAREHOLDERS
MESSAGE FROM THE CEO

2011 was a year of significant accomplishment for Points International. In addition to delivering another year of solid financial performance, we strengthened the reach of our product while simultaneously introducing greater value across our platform.

Revenues for the year reached $123 million, representing year-over-year growth of 28%. At the same, we delivered record EBITDA and net income profitability. Our positive trajectory reinforces Points’ growing importance within the loyalty currency industry.

At Points International we believe that we are transforming the travel and reward industries. Over 10 years ago we entered the loyalty space with the mission to improve the liquidity of loyalty reward points and miles. Critical to this effort was establishing partnerships with leading loyalty programs worldwide and leveraging our proprietary platform to facilitate growth and innovation in the space.

In recent years, we evolved our model to take a more active role in the wholesaling of points and miles. As part of this effort, we have become increasingly active in driving merchandising and marketing programs for our partners.

We are seeing very positive results from these collaborations as is evident from our significant increase in revenues. As we continue to grow our business with both new and existing partners, we remain focused on collaborating with each partner to profitably develop this opportunity for us all.

Throughout 2011, we continued to expand our breadth and depth of involvement in the loyalty currency space by renewing and expanding current partnerships, adding new strategic partners across geographies and verticals and introducing innovative products and services.

Over the past year, we expanded our product offerings with 19 current partners bringing our total new product deployment count for 2011 to 47, up 180% over 2010. Inventive loyalty products ranging from Incentify and PayPal to miles gift registries were introduced over the past twelve months. We were pleased to make these products, as well as our core buy, gift and transfer products, available to several key partners including US Airways, American Airlines, Aeroplan, Air France KLM, Jet Blue, and Virgin America.

Extending the reach of our platform both geographically and vertically also remains a key strategic focus. As such, we were pleased to welcome new partners to Points’ platform in 2011 including Saudi Arabian Airlines, Iberia, LAN, Carlson Hotels,Hyatt, and PayPal. The strategic addition of Carlson Hotels and Hyatt broadened our presence in the hospitality space, while PayPal extended our reach in the retail market and collaborating with Saudi Arabian Airlines, Iberia Plus and LANPASS each contributed to our steadily growing international footprint.

In order to fully leverage our relationships with each of our new and existing partners, the development of our internal technological platform remains essential. Over the past year, we migrated all of our existing buy, gift and transfer partners over to our ePoch platform providing us with the ability to service our customers and partners as well as develop and launch our product more efficiently than ever before. The launch of our miles gift registry, which enables friends and family members to seamlessly transfer points, our renewed Business-to-Business Platform which provides small and medium-sized businesses greater access to miles and point incentives, and our new e-commerce applications for the Magento and Shopify networks, that bring the loyalty market to the masses, exemplify our commitment to innovation and to driving engagement within our partners’ loyalty programs.

In addition, 2011 also marked another important milestone for Points International - our transition to the NASDAQ Capital Market where we are listed under the symbol “PCOM”. We are thrilled about this transition to the NASDAQ as it provides us with the necessary visibility essential to sharing our financial and operational successes with the Street.

Moving ahead, we expect this positive momentum in partnership onboarding and product deployment to continue throughout 2012. We remain focused on reaching new heights in the coming year and cultivating our leading position in the loyalty sector. Our Board and management’s expertise and commitment remain a core driver of Points International’s success, and we remain dedicated to further unlocking the full value of the Company.

Rob MacLean
Chief Executive Officer

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2011 HIGHLIGHTS

In 2011, the Corporation capitalized on the flexibility of its ePoch technology platform through the development of several new products including:

  A re-launch of Points’ leading Business-to-Business Platform. The new online product allows loyalty programs to efficiently offer their currency to any business seeking a compelling incentive tool..
  The creation of a loyalty program branded Miles Gift Registry Platform in partnership with SimpleRegistry that provides program members the ability to create a points or miles based gift registry.
  The launch of online merchant loyalty applications for the Shopify and Magento e-commerce networks that allow merchants to offer points, miles and rewards from a variety of the world’s top loyalty programs to their customers as an incentive for purchases.

PARTNER UPDATES

Partners added to Points’ network of loyalty programs in 2011:

  Paypal
  LAN Airlines
  Saudi Arabian Airlines
  Hyatt Hotels and Resorts
  Iberia
  Carlson Hotels

Renewed or expanded partnerships in 2011, including:

  US Airways
  Hawaiian Airlines
  Virgin America
  JetBlue Airways
  Virgin Atlantic
  Cathay Pacific Airways
  Best Buy
  Alitalia
  Air France-KLM
  Choice Hotels

4    Points International Ltd

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (together referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2011 and 2010. Further information, including Points’ Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2011, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 7th, 2012.

ADOPTION OF IFRS

In February 2008, the Accounting Standards Board (“ASCB”) confirmed that Canadian generally accepted accounting principles (“Canadian GAAP”), as used by publicly accountable enterprises, will be fully converged with IFRSs, as issued by the International Accounting Standards Board (“IASB”).

Effective January 1, 2011, the Corporation adopted IFRSs and the financial information disclosed in the MD&A has been prepared on the basis of IFRSs, except that financial information for periods prior to January 1, 2010 has been prepared in accordance with Canadian GAAP. The comparative period amounts for fiscal 2010 have been restated to be in accordance with IFRSs.

Note 27 of our consolidated financial statements for the year ended December 31, 2011 contains a detailed description of our conversion to IFRSs, including a line-by-line reconciliation of our financial statements previously prepared under Canadian GAAP to those under IFRSs as at January 1, 2010 and for the year ended December 31, 2010.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Important assumptions, factors, risks and uncertainties are referred to in the body of this MD&A and also include those described in the press release announcing the Corporation’s Fourth Quarter and 2011 financial results, and those described in Points’ AIF, Form-40-F, annual and interim management’s discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRSs. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRSs.

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OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs. Through its leading proprietary technology and partnerships with over 49 of the world’s top loyalty programs, Points delivers approximately $300 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Loyalty programs continue to be a significant source of revenue and cash flows for program operators, particularly in the airline industry. The loyalty market has been evolving over the last several years as program operators are seeking new ways to not only expand their rewards customer base, but to increase the level of engagement from these customers and the overall appeal of their brand. As the loyalty industry develops, it continues to show significant growth. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. exceeded 2 billion in 2010, netting out to more than 18 memberships per household (source: 2011 Colloquy Loyalty Census, April 2011). This figure represented a 16% growth in U.S. memberships from 2008 and was spread across multiple market segments.

According to Colloquy, the total perceived value of points and miles issued in 2010 in the U.S. for consumer oriented rewards programs was approximately $48 billion across an array of industries. Of this amount, nearly one third ($16 billion) is estimated to go unredeemed, representing a substantial untapped market. In response to this opportunity, the Corporation continues to focus on value-added loyalty applications and solutions that are aimed at increasing online engagement from loyalty program members to further unlock the unredeemed value in the loyalty market place. Considering the above, Management believes there is significant room for growth in the demand for innovative loyalty products.

2011 HIGHLIGHTS

Highlights of operating results for the year ended December 31, 2011 include:

•	Record financial results achieved:

	-	Total revenue of $122,934, an increase of 28% over 2010;

	-	Gross margin of $24,433, an increase of 24% over 2010;

	-	Net income of $4,032, an increase of 107% over 2010;

	-	Earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment (“EBITDA”) of $5,755, an increase of 76% over 2010.

•	Cash provided from operations of $7,606 during the year ended December 31, 2011. The Corporation ended the year with cash and cash equivalents of $34,853 and no external debt.

•	Points and miles transacted in 2011 increased 25% over 2010.

•	6 new partners added with 47 products deployed across the partnership network in 2011.

•	On January 31, 2011, the Corporation announced the completion of a share consolidation of its common shares through a one-for-ten reverse split.

•	On February 10, 2011, the Corporation’s common shares commenced trading on the NASDAQ Capital Market.

6    Points International Ltd.

SELECTED FINANCIAL INFORMATION

The following information is provided to a give a context for the broader comments elsewhere in this report.

(In thousands of US dollars,
except per share amounts)	2011	2010	2009	(2)
Revenue	$122,934	$95,678	$79,779
Gross margin	24,433	19,672	16,722
Ongoing operating costs	18,678	16,406	16,115
EBITDA	5,755	3,266	607
Earnings (loss) before income taxes	3,545	1,779	(280)
Net income	$4,032	$1,951	$64
Earnings per share(1)
Basic	$0.27	$0.13	$0.00
Diluted	$0.26	$0.13	$0.00
Weighted average shares outstanding(1)
Basic	15,039,689	14,983,137	14,982,071
Diluted	15,532,510	15,278,926	14,982,071
Total assets	$64,285	$50,851	$45,518
Shareholders’ equity	$19,042	$14,153	$11,306

(1)	Earnings per share and weighted average shares outstanding amounts are shown on a post- consolidation basis.
(2)	2009 financial figures are in accordance with Canadian GAAP except for total assets and shareholders’ equity, which have been restated to be in accordance with IFRS as at January 1, 2010.

BUSINESS RESULTS

2011 was a year of strong financial growth and operational execution for the

10 Q1 11 Corporation. Operating results reflected the continued strength of the Corporation’sQ2 11 Q3 11 Q4 11 online loyalty solutions offered to its loyalty program partnership base, with revenue, gross margin, EBITDA and Net Income reaching record levels. This growth came from the continued focus on expanding the Corporation’s network of partners participating in its loyalty solutions and increasing organic growth in its existing partner base.

In 2011, Points welcomed Saudi Arabian Airlines Alfursan Rewards, LAN Airlines LANPASS, Hyatt Gold Passport, Iberia Plus, and Carlson Hotels Club Carlson to its partnership base. With the launch of Alitalia, Qatar and Best Buy in 2010, the Corporation has demonstrated success in expanding its partnership base internationally and across multiple loyalty verticals over the last two years.

Growth in existing partnerships was achieved by increasing overall levels of member engagement on promotional efforts by increasing consumer awareness through targeted marketing efforts. In addition, the Corporation added more products to existing partnerships with Best Buy, Cathay Pacific, Hawaiian Airlines, American Airlines, US Airways, Choice Hotels, Alitalia, JetBlue, Air France-KLM and Virgin Airlines. Pursuing deeper product deployments into its existing partnership base and increasing marketing efforts will continue to be a source of future revenue growth.

In light of the above developments, the Corporation saw points and miles transacted in 2011 increase 25% over 2010. While quarterly fluctuations in miles and points transacted are significantly impacted by the timing of promotions run by Points, transaction levels in 2011 increased in all four quarters versus the comparable prior year period.

Points and miles transacted is considered a key performance measure by management, as it is viewed as an indicator of the overall demand for the Corporation’s products and services and a key engagement metric of loyalty program users.

Development efforts in 2011 were primarily focused on innovative loyalty applications and solutions designed to increase member engagement and expand the channels through which points and miles can be earned by members.

Accordingly, the Corporation partnered with PayPal to allow loyalty program members the ability to redeem points and miles for cash on the Points.com consumer portal. This product deployment represents a unique redemption opportunity where loyalty program members can fully monetize their loyalty currency balances.

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In the latter half of 2011, Points developed products for leading eCommerce platform providers Shopify and Magento. Through these products, small to medium sized online merchants not traditionally serviced by loyalty programs can now offer online shoppers the ability to earn points and miles. Participating partners on this product include Alaska Airlines, American Airlines, Best Buy, Frontier Airlines, Hawaiian Airlines and US Airways. The Corporation intends to expand the reach of this product to other leading online merchant platforms in the future. In addition, the Corporation completed development and re-launched its new wholesale Business-to-Business platform in 2011, which allows corporations the ability to purchase points and miles to use as incentives. Participating partners on the new platform include American Airlines, Best Buy, and US Airways.

Lastly, the Corporation partnered with SimpleRegistry to create a Miles Gift Registry for US Airways and JetBlue. The Gift Registry product allows members of these programs the ability to share their mileage goals with family and friends, inviting them to contribute miles to their registry via social media platforms.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships with higher partner engagement that are expected to lead to sustained profitability for the Corporation. Combined with a strict focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of miles paid to partners for miles purchased and resold, and credit card processing fees.

(In thousands of US dollars)	2011	2010	Variance
Principal revenue	$114,865	$89,087	$25,778
Other partner revenue	8,048	6,577	1,471
Interest	21	14	7
Total Revenue	$122,934	$95,678	$27,256
Direct cost of principal revenue	98,501	76,006	22,495
Gross margin	$24,433	$19,672	$4,761
Gross margin %	20%	21%	-1%

The Corporation generated revenue of $122,934 for the year ended December 31, 2011, an increase of $27,256 or 28% over 2010 and in line with a 25% annual increase in points and miles transacted. Total Revenue was within the Corporation’s revenue guidance set at the beginning of the year of $120,000 to $130,000.

The majority of revenue growth in 2011 occurred in principal revenue, as the Corporation continues to position itself as a principal in the retailing and wholesaling of loyalty currencies. In 2011, the Corporation was successful in growing existing principal partnerships through more effective marketing and promotional efforts and by increasing the number of product deployments within these partnerships. Principal revenues were also positively impacted by the addition of new partnerships over the last two years, including Alitalia, LAN, Hyatt and Qatar.

Other partner revenue increased $1,471 or 22% from the prior year ended December 31, 2010. The impact of new commission-based partner launches in 2010 and 2011, higher redemption activity on the points.com consumer portal, and initial revenues generated from the new wholesale Business-to-Business platform all contributed to the year over year increase in other partner revenues.

Interest revenue was $21 for the year ended December 31, 2011 as short-term interest rates remained at historically low levels. At December 31, 2011, the Corporation’s operating cash was earning interest between 0.01% and 0.35% per annum.

In line with the growth in revenue, gross margin for 2011 increased $4,761 or 24% over 2010. The year over year increase in gross margin can be attributed to growth in existing partnerships and the impact of new partnerships launched in 2010 and 2011. In addition, annual performance targets which reduce the Corporation’s per mile costs were achieved earlier in 2011 when compared to 2010, enabling Points to minimize direct costs and increase gross margins.

Revenues and gross margins continue to be influenced by the timing and effectiveness of promotional efforts and the relative mix of partner revenues. For the year ended December 31, 2011, there were three (2010 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate, these three partners represented 79% (2010 – 81%) of the Corporation’s revenues. The loss of any one or more of the Corporation’s key loyalty program partners could have a material adverse affect on the Corporation’s business, revenues, operating results and financial condition.

ONGOING OPERATING COSTS

(In thousands of US dollars)	2011	2010	Variance
Employment costs	$12,779	$10,622	$2,157
Marketing and communications	1,380	1,350	30
Technology services	573	875	(302)
Operating expenses	3,946	3,559	387
Total ongoing operating costs	$18,678	$16,406	$2,272

8    Points International Ltd.

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs, and other operating expenses. Ongoing operating costs were $18,678 for the year ended December 31, 2011, increasing $2,272 or 14% over 2010. Ongoing operating costs are largely denominated in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, Management enters into foreign exchange forward contracts extending out one year to mitigate the cost of predictable Canadian dollar expenditures. A weakening US dollar can still have an adverse impact on the unhedged portion of Canadian dollar expenditures. Sensitivity to a +/- 10% movement in exchange rates with the US dollar could impact the Corporation’s ongoing operating expenses by approximately 3%-4%.

Employment Costs

Employment costs include salaries and bonus, employee stock option expense, contract labour charges, recruiting, benefits and other related taxes and are largely denominated in Canadian dollars. Employment costs were $12,779 for 2011, increasing $2,157 or 20% from 2010.

Salaries and related benefits increased over the prior year due to an increase in full-time equivalents, increased incentive compensation, and to a lesser extent, annual cost of living adjustments made at the beginning of 2011. Full time equivalents increased from 99 in 2010 to 108 in 2011. Headcount investments were predominantly focused on technology and new product development. In addition, prior year employment costs were lower due to higher capitalized employment costs related to the development of the ePoch technology platform. Lastly, the impact of the strengthening Canadian dollar over the past year has adversely impacted employment costs relative to 2010; however, this was partially mitigated by foreign exchange gains from forward contracts.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations expenses, certain product related expenses, and other on-line marketing and promotional activities. Marketing and communications costs for 2011 were relatively in line with 2010, increasing 2% from 2010 levels.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Technology services costs decreased $302 or 35% from 2010. Cost containment initiatives undertaken by Management, including the relocation of the Corporation’s data centre from a fully hosted facility to a co-location site in the fourth quarter of 2010, have contributed to the decrease in this expense as compared to the prior year.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for 2011 were $3,946, an increase of $387 or 10% over 2010. The increase over the prior year was primarily driven by fees associated with the Corporation’s NASDAQ listing and share consolidation in the first quarter of 2011, higher travel related expenses driven by the Corporation’s new international partnerships, and to a lesser extent, increased insurance costs.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE AND IMPAIRMENT (“EBITDA”)

Management defines EBITDA as earnings before interest, taxes, depreciation, amortization, foreign exchange and impairment costs. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRSs. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income to EBITDA

(In thousands of US dollars)	2011	2010	Variance
Operating income	$3,520	$1,801	$1,719
Depreciation and amortization	2,298	895	1,403
Foreign exchange gain	(63)	(105)	42
Impairment of long-lived assets	-	675	(675)
EBITDA	$5,755	$3,266	$2,489

For the year ended December 31, 2011, the Corporation’s EBITDA was $5,755, an increase of $2,489 or 76% over the prior year and in line with the Corporation’s EBITDA guidance range of $5,000 to $8,000.

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The increase over the prior year are primarily due to gross margin growth outpacing the growth in ongoing operating costs. Compared to 2010, gross margins grew by 24% while ongoing operating costs grew just 14%. Management has focused on growing revenues and margins while leveraging its existing cost base with targeted and responsive investments in 2011.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)	2011	2010	Variance
Depreciation and amortization	$2,298	$895	$1,403
Foreign exchange gain	(63)	(105)	42
Interest and other (income) charges	(25)	22	(47)
Impairment of long-lived assets	-	675	(675)
Deferred income tax recovery	(487)	(172)	(315)
Total	$1,723	$1,315	$408

Depreciation and Amortization Expense

Depreciation and amortization expense of $2,298 in 2011 increased $1,403 or 157% over 2010. The increase over the prior year was primarily due to the full year impact of amortizing the Corporation’s new ePoch technology platform. In addition, the Corporation commenced amortization of the new wholesale Corporate platform that completed development in the second quarter of 2011.

Impairment of Long-Lived Assets

In 2010, the Corporation recorded an impairment charge to long-lived assets of $675. The impairment charge consisted of the carrying value of all patent assets of $508, website development and technology assets of $95, and $72 of prepaid reward currencies. No impairment charges were recorded in 2011.

Foreign Exchange (“FX”) Gain

US / Canadian FX Rates	2011	2010	2009
Period Start	1.0001	0.9532	0.8183
Period End	0.9807	1.0001	0.9532
Period Average	1.0120	0.9709	0.8798

US / EURO FX Rates	2011	2010	2009
Period Start	1.3253	1.4333	1.4097
Period End	1.2950	1.3253	1.4333
Period Average	1.3928	1.3280	1.3940

Foreign exchange gains and losses arise from the translation of monetary assets and liabilities on the Corporation’s balance sheets. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts receivable, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-ending foreign exchange rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is charged to the income statement.

The Corporation is also exposed to foreign exchange risk as a result of transacting in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2011 were transacted in US dollars, EUROs and British Pounds. FX exposure to the EURO and the British Pound has increased over the last 3 years as the Corporation has expanded its partner network in Europe. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar, EURO and British Pound. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. For the year ended December 31, 2011, the Corporation reclassified $327 of realized gains, net of tax, from other comprehensive income into earnings. The ineffective portion of the derivative’s gain or loss , if any, is recognized immediately in current income. The cash flow hedges were highly effective at December 31, 2011. Realized gains from the Corporation’s hedging activities helped partially offset foreign exchange losses in 2011 driven by the appreciation of the Canadian dollar.

For the year ended December 31, 2011, the Corporation recorded a foreign exchange gain of $63 (2010 – $105), primarily driven by the fluctuations of the US dollar against the Canadian dollar, EURO and British Pound, which resulted in unrealized FX gains on the translation of the Corporation’s non-US dollar cash reserves.

10    Points International Ltd.

Deferred Income Tax Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded a deferred income tax recovery of $487 (2010 – $172) in 2011 which primarily relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

NET INCOME AND EARNINGS PER SHARE

(In thousands of US dollars,
except per share amounts)	2011	2010	Variance
Net Income	$4,032	$1,951	$2,081
Earnings per share
Basic	$0.27	$0.13	$0.14
Diluted	$0.26	$0.13	$0.13

The Corporation reported net income of $4,032, or $0.27 per share for the year ended December 31, 2011 compared with a net income of $1,951, for the year ended December 31, 2010 or $0.13 per share. The results are in line with the Corporation’s net income guidance in the range of $3,000 to $6,000, or $0.20 to $0.40 per share. Earnings for the year ended December 31, 2011 represented a $2,081, or $0.14 per share improvement over the prior year. The increase over the prior year can be primarily attributed to the increase in EBITDA versus 2010, prior year impairment charges, and a higher deferred tax recovery, partially offset by increased depreciation and amortization charges.

The Corporation’s basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,039,689 common shares for the year ended December 31, 2011, compared with 14,983,137 for the year ended December 31, 2010. The increase in average shares outstanding was due to the exercise of employee stock options during the year. The Corporation reported basic and fully diluted earnings per share of $0.27 and $0.26, respectively, for the year ended December 31, 2011 as compared to $0.13 for the year ended December 31, 2010.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet
Data as at	December 31,	December 31,	January 1,
(In thousands of US dollars)	2011	2010	2010
Total funds available	$49,770	$36,986	$35,534
TOTAL ASSETS	64,285	50,851	45,518
Liabilities	45,243	36,698	34,212
Shareholders’ Equity	19,042	14,153	11,306
LIABILITIES AND SHAREHOLDERS’ EQUITY	64,285	50,851	45,518

Total current assets	$53,194	$40,219	$38,339
Total current liabilities	44,366	35,747	33,911
WORKING CAPITAL	$8,828	$4,472	$4,428

The Corporation’s financial strength is reflected in its balance sheets. As at December 31, 2011, the Corporation continues to remain debt-free with $49,770 (December 31, 2010 – $36,986) of total funds available, which is comprised of cash and cash equivalents, restricted cash, funds receivable from payment processors, and security deposits.

The Corporation’s working capital (defined as current assets minus current liabilities) was $8,828 at December 31, 2011 compared to working capital of $4,472 as at December 31, 2010 and $4,428 as at January 1, 2010. Working capital has continued to increase as the Corporation continues to generate positive EBITDA and cash flows from operations.

The Corporation’s principal sources of liquidity are cash on hand and cash provided by operations. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

Sources and Uses of Cash

(In thousands of US dollars)	2011	2010	Variance
Operating activities	$7,606	$8,541	$(935)
Investing activities	(1,964)	(6,267)	4,303
Financing activities	524	18	506
Effects of exchange rates	224	(243)	467
Change in cash and cash equivalents	$6,390	$2,049	$4,341

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Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. The Corporation generated positive cash flows from operating activities in 2011, which was largely due to positive EBITDA generated during the year and the timing of partner payments.

Investing Activities

Cash used in investing activities for the year ended December 31, 2011 was $1,964. Investments in 2011 primarily related to the development of new online loyalty products and the Corporation’s new wholesale Corporate platform.

When compared to 2010, cash used in investing activities decreased by $4,303 or 69%. The Corporation invested heavily in the development of strategic product platforms and infrastructure technology in 2010. Specifically, the ePoch technology platform and the new Points.com consumer portal were both developed and launched in the prior year, requiring higher levels of investment. In addition, the Corporation incurred leasehold improvement costs associated with its office relocation in the third quarter of 2010 that did not repeat in 2011.

The Corporation will continue to devote technology resources to developing innovative loyalty products in 2012. Management will continue to fund capital expenditures through working capital.

Financing Activities

Cash flows provided by financing activities in 2011 and 2010 related solely to the issuance of capital stock from the exercise of employee stock options. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	2012	2013	2014	2015	2016	2017+
Operating leases(1)	3,981	736	726	711	723	726	359
Principal revenue(2)	85,920	26,146	29,913	29,861	-	-	-
	$89,901	$26,882	$30,639	$30,572	$723	$726	$359

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall.

The Corporation does not anticipate that it will incur any further financial obligations as a result of these revenue guarantees. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, the proceeds from the exercise of these securities will increase cash by CAD$3,446,407. Assuming the exercise in full of these securities, issued and outstanding common shares will increase by 254,916 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at February 29, 2012 (figures in CAD$):

Security Type	Month of Expiry	Number(1)	Strike Price(1)	Proceeds
Options	March 6, 2012	1,250	10.40	13,000
Options	March 23, 2012	31,916	9.00	287,244
Options	May 8, 2012	22,250	11.20	249,200
Options	May 8, 2012	93,400	12.32	1,150,688
Options	May 8, 2012	33,300	14.00	466,200
Options	May 8, 2012	33,300	18.00	599,400
Options	June 20, 2012	750	16.30	12,225
Options	August 14, 2012	20,250	16.80	340,200
Options	November 7, 2012	17,500	17.50	306,250
Options	January 23, 2013	1,000	22.00	22,000
Total		254,916		$3,446,407

(1)	Number of options and strike price are shown on a post-consolidation basis

OUTSTANDING SHARE DATA

As of February 29, 2012, the Corporation has 15,072,171 common shares outstanding.

As of February 29, 2012, the Corporation has outstanding options to acquire up to 852,787 common shares. The options have exercise prices ranging from $3.40 to $24.90 with a weighted average exercise price of $9.79. The expiration dates of the options range from March 6, 2012 to December 19, 2016.

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The following table lists the common shares issued and outstanding as at February 29, 2012 and the options that may become convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common	Proceeds from
	Shares(2)	Option Exercises
Common Shares Issued & Outstanding	15,072,171
Convertible Securities: Stock options	852,787	CAD$ 8,350,954
Diluted Common Shares Issued & Outstanding	15,924,958	CAD$ 8,350,954
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)(2)	625,887

(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

(2)	Common share and option amounts shown are on a post-consolidation basis

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars,	Dec. 31,	Sept. 30,	Dec. 31,
except per share amounts)	2011	2011	2010
Revenue	$32,929	$28,807	$27,004
Direct cost of principal revenue	26,106	22,491	21,063
Gross margin	6,823	6,316	5,941
Ongoing operating expenses	4,678	4,392	4,299
EBITDA	2,145	1,924	1,642
Depreciation, amortization,
interest and other expenses	668	262	1,301
Net income	$2,058	$1,662	$341
Earnings per share(1)
Basic	$0.14	$0.11	$0.02
Diluted	$0.13	$0.11	$0.02
Total assets	$64,285	$54,910	$50,851
Shareholders’ equity	$19,042	$16,565	$14,153

(1)	Earnings per share amounts shown are on a post-consolidation basis.

REVENUE, DIRECT COSTS AND GROSS MARGIN

Revenues of $32,929 increased $4,122 or 14% from the third quarter of 2011 and increased $5,925 or 22% from the fourth quarter of 2010. The increase in revenues from the third quarter of 2011 can primarily be attributed to higher transactional activity driven by successful promotional activity which typically peaks in the fourth quarter. The increase in revenues over the fourth quarter of 2010 is primarily driven by new partnerships launched in 2011, increased redemption activity on the Points. com consumer portal, and stronger promotional activity.

Direct cost of principal revenue of $26,106 increased $3,615 or 16% from the third quarter of 2011 and increased $5,043 or 24% from the fourth quarter of 2010. The increase over prior periods is consistent with the growth of principal revenues.

Gross margin increased $507 or 8% over the third quarter of 2011 and increased $882 or 15% over the fourth quarter of 2010. The increase over the third quarter of 2011 was largely due to stronger promotional activity across multiple partnerships. The increase in gross margin over the fourth quarter of 2010 was primarily due to the addition of new Buy, Gift and Transfer partnerships launched during the year and stronger promotional activity.

ONGOING OPERATING COSTS

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2011	2011	2010
Employment costs	$3,256	$3,021	$2,809
Marketing and communications	361	392	430
Technology services	125	146	170
Operating expenses	936	833	890
Total	$4,678	$4,392	$4,299

Ongoing operating costs increased $286 or 7% over the third quarter of 2011 and increased $379 or 9% over the fourth quarter of 2010. The increase over the third quarter of 2011 is primarily attributed to higher employment costs, and to a lesser extent, higher professional fees. The increase over the fourth quarter of 2010 is primarily due to an increase in employment costs due to headcount increases, and to a lesser extent, increased operating expenses resulting from higher travel expenses related to business development efforts.

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DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2011	2011	2010
Depreciation and amortization	$668	$622	$450
Foreign exchange loss	25	4	7
Interest and other income	-	(8)	(1)
Impairment of long-lived assets	-	-	675
Deferred income tax recovery	(606)	(356)	170
Total	$87	$262	$1,301

Depreciation and amortization expenses increased $46 or 7% over the third quarter of 2011 and increased $218 or 48% from the fourth quarter of 2010. The increase in amortization over the prior year period is primarily due to the commencement of amortization of the Corporation’s new Corporate technology platform that completed development early in the second quarter of 2011.

During the fourth quarter of 2011, the Corporation recorded a deferred income tax recovery of $606 related to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

EBITDA

Reconciliation of Operating Income to EBITDA

	For the three months ended
	Dec. 31,	Sept. 30,	Dec. 31,
(In thousands of US dollars)	2011	2011	2010
Operating income	$1,452	$1,298	$510
Depreciation and amortization	668	622	450
Foreign exchange loss	25	4	7
Impairment of long-lived assets	-	-	675
EBITDA	$2,145	$1,924	$1,642

EBITDA of $2,145 increased $221 over the third quarter of 2011 and increased $503 over the fourth quarter of 2010. The increases over prior periods are primarily due to gross margin growth outpacing the growth in ongoing operating costs.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars,
except per share amounts)
			Basic earnings	Diluted
Three month period	Total	Net income	(loss) per	earnings (loss)
ended	Revenue	(loss)	share(1)	per share(1)
December 31, 2011	$32,929	$2,058	$0.14	$0.13
September 30, 2011	$28,807	$1,662	$0.11	$0.11
June 30, 2011	$32,725	$501	$0.03	$0.03
March 31, 2011	$28,473	$(189)	$(0.01)	$(0.01)
December 31, 2010	$27,004	$341	$0.02	$0.02
September 30, 2010	$23,509	$1,079	$0.07	$0.07
June 30, 2010	$21,663	$88	$0.00	$0.00
March 31, 2010	$23,502	$443	$0.03	$0.03

(1)	Earnings per share amounts shown are on a post-consolidation basis.

CRITICAL ACCOUNTING ESTIMATES

The Corporation’s accounting policies and critical accounting estimates and judgments are presented in Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2011. The preparation of the consolidated financial statements in accordance with IFRSs, requires management to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses.

For a detailed discussion regarding our significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Notes 2 and 3 of our consolidated financial statements for the year ended December 31, 2011.

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires exercise of judgment and management usually considers whether:

14    Points International Ltd.

  The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
  The Corporation has inventory risk before or after the customer order, during shipping or on return;
  The Corporation has discretion in establishing prices (directly or indirectly);
  The Corporation bears the customer’s credit risk for the amount receivable from the customer;
  The Corporation modifies the product or performs part of the services;
  The Corporation has discretion in selecting the supplier used to fulfill an order; or
  The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value. Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the stand-alone value (i.e. sale price) to the customer.

Evaluation of Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value of the cash generating units to which goodwill has been allocated exceeds the recoverable amount. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time. Since the valuation of goodwill requires significant estimates and judgment about future performance and fair value, our future results could be affected if our current estimates of future performance and fair value change.

Income Taxes

The Corporation is required to estimate income taxes in each of the jurisdictions in which it operates. This includes estimating a value for existing net operating losses based on the Corporation’s assessment of its ability to utilize them against future taxable income before they expire. If the Corporation’s assessment of its ability to use the net operating losses proves not to be accurate in the future, more or less of the net operating losses might be recognized as assets, which would impact the income tax expense, and consequently affect the Corporation’s net earnings in the relevant year.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates are used to determine potential tax liabilities. Differences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Share-based Payments

The Corporation applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest are recorded over the option’s vesting period and charged to earnings with a corresponding credit to contributed surplus. In determining the number of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially affect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net earnings.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

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The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

TRANSITION TO AND INITIAL ADOPTION OF IFRS

Effective January 1, 2011, the Corporation adopted IFRS. The consolidated financial statements for the years ended December 31, 2010 and 2011 have been prepared in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

Prior to the adoption of IFRS, our financial statements were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Corporation’s financial statements for the year ending December 31, 2011 are the first annual consolidated financial statements that comply with IFRS.

The preparation of these consolidated financial statements resulted in changes to the Corporation’s accounting policies when compared with the most recent annual financial statements prepared under Canadian GAAP.

The accounting policies as set out in Note 3 of the consolidated financial statements have been applied consistently to all periods presented in the consolidated financial statements. Comparative information for the year ended December 31, 2010 has been adjusted from amounts previously reported under Canadian GAAP.

Impact of IFRS on the Corporation

Set out below are the significant differences between Canadian GAAP and IFRS that impacted the Corporation upon transition.

IFRS 1 Elections

Guidance for the first time adoption of IFRS is set out in IFRS 1. The items outlined below are the significant optional exemptions and mandatory exemptions that the Corporation applied in preparing these annual consolidated financial statements:

IFRS 2, Share-based Payments	The Corporation elected under IFRS 1, to not retrospectively apply IFRS 2 to options and warrants that had vested before the transition date.
IFRS 3, Business Combinations	The Corporation elected under IFRS 1, to not apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS.
IAS 21, The Effects of Changes in Foreign Exchange Rates	The Corporation elected under IFRS 1 to reset all cumulative translation gains and losses to zero by recording this amount in the opening retained earnings on the date of transition. This resulted in $2,566 of cumulative translation losses being transferred to the accumulated deficit balance as at January 1, 2010.

An explanation of how the transition from Canadian GAAP to IFRS has affected the Corporation’s financial position, financial performance and cash flows is set out in Note 27 of the consolidated financial statements and is also discussed below:

IFRS 2 Share-based Payments (“IFRS 2”)

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in instalments, each tranche is to be considered a separate award with the compensation cost amortized accordingly with a corresponding charge to contributed surplus during the applicable vesting period.

Canadian GAAP permits the Corporation to consider the total fair value of the options that are ultimately expected to vest based on performance-related conditions and on future service, to be recognized as compensation cost over the option’s vesting period and charged to earnings with a corresponding charge to contributed surplus.

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The effect of implementing IFRS 2 upon transition to IFRS increased the cumulative employee stock option expense recognized up to January 1, 2010 by $379, which was recognized through opening retained earnings. The adjustment was calculated only for unvested options issued and outstanding as of the transition date. Also, additional stock option expense of $5 was recorded for the year ended December 31, 2010, respectively. On a go forward basis, employee stock option expense will be recognized over an accelerated timeframe to match the vesting periods of the individual option tranches.

IAS 12 Income Taxes (“IAS 12”)

IAS 12 requires all deferred income tax assets and liabilities to be classified as non-current on the balance sheet, even if the temporary difference comprising the deferred income tax assets or liabilities is to reverse within 12 months of the reporting date. Upon conversion to IFRS, the Corporation reclassified $945 of deferred income tax asset from current to non-current. IAS 12 had no impact on the recognition or measurement of deferred income tax assets.

IAS 36 Impairment of Assets (“IAS 36”)

IAS 36 uses a one-step approach for both testing for and measurement of impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which is calculated using discounted future cash flows). Canadian GAAP however, uses a two-step approach: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values.

Additionally, under Canadian GAAP, assets are grouped at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities for impairment testing purposes. IFRS requires that assets be tested for impairment at the level of cash generating units (“CGU”), which is the lowest level of assets that generate largely independent cash inflows. Goodwill is allocated to the CGU(s) that are expected to benefit from the synergies that goodwill represents. Goodwill impairments will be recognized when the carrying amount of a CGU to which the goodwill has been allocated exceeds the recoverable amount of the CGU. Impairment losses will be allocated first to goodwill and pro-rata to the remaining assets in the CGU. If the conditions causing impairment end, any non-goodwill impairment will be reversed. Canadian GAAP prohibits reversal of impairment losses.

On transition to IFRS, the Corporation reduced the carrying value of goodwill by $1,625 as it was required to test goodwill for impairment at a lower level than under Canadian GAAP.

New Standards Not Yet Adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. The Corporation has not early applied the following new and revised standards that have been issued but are not yet effective for the year ended December 31, 2011:

In November 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)) as part of the first phase of its project to replace IAS 39 Financial Instruments: Recognition and Measurement. The chapters of the standard released in 2009 only related to the classification and measurement of financial assets. In October 2010, the IASB included guidance on the classification and measurement of financial liabilities by issuing IFRS 9 (2010). In December 2011, the IASB issued an amendment to IFRS 9 to defer the mandatory effective date to annual periods beginning on or after January 1, 2015.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation intends to adopt the amendments in the financial statements for the annual period beginning on January 1, 2013. As the amendments only require changes in the presentation of items in other comprehensive income, the Corporation does not expect the amendment to IAS 1 to have a material impact on the financial statements.

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Amendments to IAS 32 and IFRS 7, Offsetting Financial Assets and Liabilities: In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The Corporation intends to adopt the amendments to IFRS 7 in its financial statements for the annual period beginning on January 1, 2013, and the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014. The Corporation does not expect the amendments to IAS 32 and IFRS 7 to have a material impact on the financial statements.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

Travel Industry Risks

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/ points for their respective programs. As well, the overall popularity of loyalty miles/ points and value they have to end-customers is what drives the business activity of the Corporation. Points generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely affect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industry-wide solution to address structural financial problems. This activity could potentially increase due to rising oil prices, increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

Dependence on Loyalty Program Partners

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse affect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

Contractual Performance Commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation’s ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have difficulty in selling or making use of this inventory which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insufficient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

Competition

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product offerings. Other Internet websites that offer financial and account aggregation and management are potential competitors. These indirect and potential competitors currently offer the ability to track program balances, but do not offer any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points.com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

18    Points International Ltd.

The Corporation’s Loyalty Currency Services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners, thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology offered by the Corporation to its existing and potential partners.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation.

Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation’s business, operations and prospects.

Cyber Security Risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

Internet Viability and System Infrastructure Reliability Risk

The end-consumers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Brand

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing efforts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

Intellectual Property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

Infringing on the Intellectual Property Rights of Others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time-consuming and expensive to defend and could result in the diversion of time and resources.

Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on the Corporation’s business, revenues, operating results and financial condition.

Points International Ltd.      19

Defects in Software or Failures in Processing of Transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Retention of Key Personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse affect on our business, results of operations, financial condition and the price of our securities.

Chargebacks

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on its business, operating results and financial condition.

Tax

The application of various domestic and international sales, use, occupancy, value-added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and eCommerce. If the tax laws, rules and regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value-added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse effect on the Corporation’s business, operating results and financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

20    Points International Ltd.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered public accounting firm on the effectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Corporation’s disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission (“SEC”) and in National Instrument 52-109) as of December 31, 2011. Based on that evaluation, the Corporation’s Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting as defined under rules adopted by the SEC and National Instrument 52-109 is a process designed by, or under the supervision of, the Corporation’s Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Canadian generally accepted accounting principles. We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management has concluded that as of December 31, 2011, our internal control over financial reporting is effective.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2011, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s Consolidated Financial Statements for the year ended December 31, 2011.

Rob MacLean	Anthony Lam
Chief Executive Officer	Chief Financial Officer

Points International Ltd.      21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Points International Ltd.

We have audited Points International Ltd.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Points International Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in form 40-F for the year ended December 31, 2011. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Points International Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated March 7, 2012 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
March 7, 2012
Toronto, Canada

22    Points International Ltd.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Points International Ltd.

We have audited the accompanying consolidated financial statements of Points International Ltd., which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Points International Ltd. as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Points International Ltd.’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 7, 2012 expressed an unqualified opinion on Points International Ltd.’s internal control over financial reporting.

KPMG LLP
Chartered Accountants, Licensed Public Accountants
March 7, 2012
Toronto, Canada

Points International Ltd.      23

CONSOLIDATED BALANCE SHEETS

Expressed in thousands of United States dollars	Note	December 31,	December 31,	January 1,
		2011	2010	2010
ASSETS
Current assets
Cash and cash equivalents		34,853	28,463	26,414
Restricted cash	4	1,619	1,776	802
Funds receivable from payment processors		10,837	4,624	5,855
Security deposits		2,461	2,123	2,463
Accounts receivable	5	2,411	2,054	1,907
Prepaid expenses and other assets	6	1,013	1,179	898
Total current assets		53,194	40,219	38,339

Non-current assets
Property and equipment	7	1,712	1,611	607
Intangible assets	8	4,566	4,844	2,014
Goodwill	9	2,580	2,580	2,580
Deferred tax assets	11	1,575	984	945
Other assets	10	658	613	1,033
Total non-current assets		11,091	10,632	7,179
Total assets		64,285	50,851	45,518

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities		3,455	3,679	2,820
Provisions	12	98	102	267
Current portion of other liabilities		765	629	609
Payable to loyalty program partners		40,048	31,337	30,215
Total current liabilities		44,366	35,747	33,911

Non-current liabilities
Other liabilities	13	877	951	301
Total non-current liabilities		877	951	301

Total liabilities		45,243	36,698	34,212

SHAREHOLDERS’ EQUITY
Share capital	14	57,378	56,683	56,662
Contributed surplus	17	9,671	9,255	8,677
Accumulated other comprehensive income		43	297	-
Accumulated deficit		(48,050)	(52,082)	(54,033)
Total shareholders’ equity		19,042	14,153	11,306
Total liabilities and shareholders’ equity		64,285	50,851	45,518

The accompanying notes are an integral part of these consolidated financial statements.

24    Points International Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31
Expressed in thousands of United States dollars, except per share amounts	Note	2011	2010

REVENUE
Principal		114,865	89,087
Other partner revenue		8,048	6,577
Interest		21	14
Total Revenue		122,934	95,678

EXPENSES
Direct cost of principal revenue		98,501	76,006
Employment costs		12,779	10,622
Marketing & communications		1,380	1,350
Technology services		573	875
Depreciation and amortization		2,298	895
Foreign exchange gain		(63)	(105)
Operating expenses	18	3,946	3,559
Impairment of long-lived assets		-	675
Total Expenses		119,414	93,877

OPERATING INCOME		3,520	1,801

Interest and other charges (income)		(25)	22
EARNINGS BEFORE INCOME TAX		3,545	1,779

Deferred income tax recovery	11	(487)	(172)

NET INCOME		4,032	1,951

OTHER COMPREHENSIVE INCOME
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $27 (2010: $201)		73	446
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense $129 (2010: $67)		(327)	(149)
Other comprehensive (loss) income for the year, net of income tax		(254)	297

TOTAL COMPREHENSIVE INCOME		3,778	2,248

EARNINGS PER SHARE
Basic earnings per share	15	0.27	0.13
Diluted earnings per share	15	0.26	0.13

The accompanying notes are an integral part of these consolidated financial statements.

Points International Ltd.      25

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share	Contributed	Total	Unrealized	Accumulated	Accumulated	Total
	Capital	Surplus	Capital	gains/ (losses)	other	deficit	shareholders’
				on cash	comprehensive		equity
				flow hedges	income
Balance at December 31, 2010	56,683	9,255	65,938	297	297	(52,082)	14,153
Net income	-	-	-	-	-	4,032	4,032
Other comprehensive income	-	-	-	(254)	(254)	-	(254)
Total comprehensive income	-	-	-	(254)	(254)	4,032	3,778
Effect of share option compensation plan	-	587	587	-	-	-	587
Share issuances	695	(171)	524	-	-	-	524
Balance at December 31, 2011	57,378	9,671	67,049	43	43	(48,050)	19,042

Balance at January 1, 2010	56,662	8,677	65,339	-	-	(54,033)	11,306
Net income	-	-	-	-	-	1,951	1,951
Other comprehensive income	-	-	-	297	297	-	297
Total comprehensive income	-	-	-	297	297	1,951	2,248
Effect of share option compensation plan	-	581	581	-	-	-	581
Share issuances	21	(3)	18	-	-	-	18
Balance at December 31, 2010	56,683	9,255	65,938	297	297	(52,082)	14,153

The accompanying notes are an integral part of these consolidated financial statements.

26    Points International Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31
Expressed in thousands of United States dollars, except per share amounts	Note	2011	2010
Cash flows from operating activities
Net income for the year		4,032	1,951
Adjustments for:
Depreciation of property and equipment		510	358
Amortization of intangible assets		1,788	537
Unrealized foreign exchange (gain) loss		(225)	204
Equity-settled share-based payment transactions	17	587	581
Deferred income tax recovery		(489)	(172)
Impairment of long-lived assets		-	675
Changes in non-cash balances related to operations	23	1,403	4,407
Net cash provided by operating activities		7,606	8,541

Cash flows from investing activities
Acquisition of property and equipment		(611)	(1,363)
Additions to intangible assets		(1,510)	(3,970)
Changes in restricted cash		157	(934)
Net cash used in investing activities		(1,964)	(6,267)

Cash flows from financing activities
Proceeds from exercise of share options		524	18
Net cash provided by financing activities		524	18

Net increase in cash and cash equivalents		6,166	2,292
Cash and cash equivalents at beginning of the year		28,463	26,414
Effect of exchange rate fluctuations on cash held		224	(243)
Cash and cash equivalents at end of the year		34,853	28,463

Interest Received		19	13
Interest Paid		(1)	7

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Points International Ltd.      27

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered office is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2011 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., and Points.com Inc.

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of eCommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional eCommerce products that enhance either the loyalty program’s consumer offering or its back- end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations are moderately influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2010, which were prepared under Canadian generally accepted accounting principles (“Canadian GAAP”) prior to adoption of International Financial Reporting Standards (IFRSs), are available at www.sedar.com or www.sec.gov.

2.	BASIS OF PREPARATION

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRSs as issued by the International Accounting Standards Board. These are the Corporation’s first consolidated financial statements prepared in accordance with IFRSs, and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

An explanation of how the transition to IFRSs has affected the reported financial position, financial performance and cash flows of the Corporation is provided in Note 27. This note includes reconciliations of equity at the date of transition and at the end of the comparative reporting year and of the total comprehensive income for the comparative year as reported under Canadian GAAP to those reported for those years under IFRSs.

The consolidated financial statements were authorized for issue by the Board of Directors on March 7, 2012.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for derivative financial instruments and non-derivative financial instruments at fair value through profit or loss, which are measured at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)	Functional and presentation currency

These consolidated financial statements are presented in US dollars (USD), which is the Corporation’s functional currency. Each of the Corporation’s wholly-owned subsidiaries determines its own functional currency, which is also USD, and items included in the financial statements of each subsidiary are measured using that functional currency (USD). All financial information presented in USD has been rounded to the nearest thousand, except when otherwise indicated.

(d)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

On an ongoing basis, the Corporation evaluates its estimates and judgements, including those related to provisions for doubtful accounts, the provision for transaction losses (credit card chargebacks), utilization of tax losses, share- based payments, revenue recognition, lease classification, and the valuation of goodwill, intangible assets and long-lived assets. The Corporation bases its judgements on consideration of all facts and circumstances surrounding financial statement items and transactions relating thereto. Estimates are based on historical experience adjusted as appropriate for current circumstances and on various other assumptions that it believes to be reasonable under the circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key judgements, estimates and assumptions made in applying accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements are as follows:

28    Points International Ltd.

(i)	Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue or direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires exercise of judgment and management usually considers whether:

•	The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	The Corporation has inventory risk before or after the customer order, during shipping or on return;
•	The Corporation has discretion in establishing prices (directly or indirectly);
•	The Corporation bears the customer’s credit risk for the amount receivable from the customer;
•	The Corporation modifies the product or performs part of the services;
•	The Corporation has discretion in selecting the supplier used to fulfill an order; or
•	The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the stand-alone value (i.e. sale price) to the customer.

(ii)	Recognition of Deferred Tax Assets

The recognition of deferred tax assets is based upon whether it is probable that sufficient and suitable taxable profits will be available in the future against which the reversal of taxable temporary differences can be deducted and deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance of the particular legal entity in which the deferred tax assets have been recognized.

(iii)	Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price affects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount and allocates the excess, if any, to the corresponding cash generating units (or “CGUs”). In calculating the value in use of a CGU, i.e. the net present value of the future cash flows associated with the CGU, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGUs to which goodwill has been allocated.

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(iv)	Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

3.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of these consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements and in preparing the opening IFRS balance sheet at January 1, 2010 for the purposes of the transition to IFRSs. The accounting policies have been applied consistently by the Corporation and its subsidiaries.

	(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all its wholly-owned subsidiaries. Subsidiaries are entities over which the Corporation has control, where control is defined as the power to govern financial and operating policies of an entity so as to obtain benefits from its activities. The Corporation has 100% of the voting rights in all its subsidiaries. Subsidiaries are fully consolidated from the date that control is transferred to the Corporation, and are de-consolidated from the date control ceases.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

	(b)	Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest and is generated through the sale of loyalty currencies and through the technology and marketing services provided to loyalty program partners and their customers. Revenue is measured at the fair value of the consideration received or receivable.

When deciding the most appropriate basis for presenting revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned. For additional details on the criteria used by management in making this assessment, refer to Note 2(d)(i).

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Revenue from the rendering of services is recognized when the following criteria are met:

•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred and to be incurred are identifiable and can be measured reliably.

Revenue from the sale of loyalty currencies is recognized when the following criteria are met:

•	The risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
•	The amount of revenue can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred or to be incurred are identifiable and can be measured reliably.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various loyalty programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing, wholesaling and/ or transferring of loyalty currency for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support and is the primary obligor in the arrangement. In addition, the Corporation may assume substantive credit and/or inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis. Related costs are recorded as part of direct costs of principal revenue.

(ii)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees relate to up- front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded as multiple component arrangements. When a single sales transaction requires the delivery of more than one product or service (separately identifiable components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to the customer and the fair value associated with the product or service can be measured reliably. Management believes that the technical design and development work does not have stand alone value to the program partner, and as such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(iii)

Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand- alone value to the loyalty program partner. This revenue is recognized based on the stage of completion at the end of each reporting period.

(iv)

Hosting fees are charged to certain loyalty program partners for the hosting of web-based services carried out by the Corporation. These fees are charged monthly to the loyalty program partners over the expected life of the agreement. Revenue is recognized on a monthly basis over the term of the contract as it approximates the period of expected benefit.

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Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Revenue generated when the Corporation takes an agency role are recorded on a net basis. Other partner revenue also includes other revenue received from partners which are not transactional in nature but have been earned in the period, such as management fees charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned on an accrual basis.

(c)	Foreign currency translation

The functional and presentation currency of the Corporation is the US dollar.

Transactions in currencies other than the Corporation’s functional currency (foreign currency) are recognized at the average exchange rates during the specific period. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated in qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders’ equity, refer to Note 19.

(d)	Financial instruments

All financial assets and financial liabilities, in respect of financial instruments, are recognized on the Corporation’s balance sheets when the Corporation becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are incremental and are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and liabilities are offset and the net amount presented in the balance sheets when, and only when, the Corporation has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

	(i)	Non-derivative financial assets

Non-derivative financial assets are comprised of the following: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. All financial instruments are initially measured at fair value. Measurement in periods subsequent to initial recognition depends on the classification of the financial instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. An interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

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Financial assets measured at fair value through profit or loss (“FVTPL”)
A financial asset is measured at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Corporation manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Corporation’s documented risk management or investment strategy.

This category is comprised of certain investments in equity and debt instruments, stand-alone derivatives, other than those designated as hedging items, and embedded derivatives requiring separation. Upon initial recognition attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Corporation currently does not have any financial assets measured at fair value through profit or loss.

Held-to-maturity financial assets
For debt securities that have fixed and determinable payments and fixed maturity, if the Corporation has the positive intent and ability to hold them to maturity, then such financial assets are classified as held-to-maturity. Held-to-maturity financial assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method, less any impairment losses. Any sale or reclassification of a more than insignificant amount of held-to-maturity investments not close to their maturity would generally result in the reclassification of all held-to-maturity investments as available-for-sale, and prevent the Corporation from classifying investment securities as held-to-maturity for the current and the following two financial years. The Corporation currently does not have any held-to-maturity financial assets.

Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and assets that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss. The Corporation currently does not have any available-for-sale financial assets.

(ii)	Non-derivative financial liabilities

Financial liabilities are recognized initially on the date on which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: accounts payable and accrued liabilities and payable to loyalty program partners.

These financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

The Corporation’s non-derivative financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Funds receivable from payment processors	Loans and receivables	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Non-derivative financial liabilities	Amortized cost
Payable to loyalty program partners	Non-derivative financial liabilities	Amortized cost

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(iii)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(iv)	Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results (i.e. degree of offset) of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar, the EURO and the British Pound. The changes in fair value of hedging derivatives designated in cash flow hedges are recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items affect profit or loss. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction affects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(e)	Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase that are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash and cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

(f)	Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

(g)	Security deposits

Security deposits are amounts held by the Corporation’s payment processors as collateral in accordance with the terms of the credit card processing agreements. This collateral balance is based on a percentage of the Corporation’s processing volume over the past six months.

(h)	Property and equipment

(i) Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

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Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized within other income in profit or loss.

(ii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

•	Furniture and fixtures	20% diminishing balance basis
•	Computer hardware	30% diminishing balance basis
•	Computer software	straight-line over 3 years
•	Leasehold improvements	straight-line over shorter of useful life
or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(i)	Intangible assets

	(i)	Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the recoverable amount, being the higher of fair value less costs to sell and value in use. If the carrying value cannot be recovered from future discounted cash flows, an appropriate amount will be charged to income as an impairment charge at that time.

	(ii)	Internal use software development costs

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;
•	Management intends to complete the software product and use or sell it;
•	There is an ability to use or sell the software product;
•	It can be demonstrated how the software product will generate probable future economic benefits;
•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
•	The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(iii)	Amortization

Amortization is calculated by allocating the cost of the intangible asset, or other amount substituted for cost, less its residual value over its useful life.

Patents are amortized over the useful life of the patent, commencing when the patents have been registered. As of December 31, 2011 and 2010, the Corporation does not have any registered patents. Registered trademarks have been determined to have an indefinite life and are therefore not amortized.

Internal use software development costs are amortized on a straight-line basis over 3 years.

Amortization methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(j)	Impairment

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with finite lives whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset is not recoverable.

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Impairment loss is recognized when and for the amount by which the asset’s/ CGU’s carrying value exceeds its recoverable amount. The recoverable amount is the higher of an asset’s/CGU’s fair value less costs to sell and its value in use.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped at the lowest level for which there are separately identifiable cash inflows – i.e. cash generating units or CGUs. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to groups of CGUs that are expected to benefit from the synergies of the combination.

Long-lived assets that are not amortized and goodwill are subject to an annual impairment assessment, and the recoverable amount is estimated each year at the same time. If the recoverable amount of the group of CGUs to which goodwill has been allocated is less than the carrying amount of the group of CGUs, including goodwill, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to the other assets of the CGUs pro-rata on the basis of the carrying amount of each asset in the CGUs.

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(k)	Share-based payment transactions

Employees

The Corporation has a share option plan that allows directors, officers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For awards with graded vesting, each tranche in an award is considered a separate grant with a different vesting date, expected life and fair value. The fair value of each tranche is recognized into profit or loss over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk- free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. The estimated fair value of the options that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over the option’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the amount of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures. Any consideration paid on the exercise of stock options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

Nonemployees

For sharebased compensation issued to nonemployees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

(l)	Deferred costs

In relation to the Corporation’s technology design and development revenue involving revenue arrangements with separately identifiable components (see Note 3(b)(ii)), the Corporation incurs direct upfront contract initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement. The current portion of deferred costs is included in prepaid expenses and other assets whereas the non-current portion of deferred costs is included in other assets.

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(m)	Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through eCommerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(n)	Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and recognized over the expected life of the partner agreement (see Note 3(b)(ii)). Deferred revenue also includes proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in other liabilities.

(o)	Lease inducements

On signing the office lease, the Corporation received lease inducements from the landlord including a rent-free period of six months and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight- line basis over the term of the lease. Lease inducements are included in other liabilities.

(p)	Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•	temporary differences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Corporation to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(q)	Earnings per share (“EPS”)

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

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(r)	Segment reporting

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Corporation operates in a single reportable operating segment – the portfolio of technology solutions to the loyalty program industry.

(s)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended December 31, 2011, and have not been applied in preparing these consolidated financial statements. The Corporation has not early applied the following new and revised IFRSs that have been issued but are not yet effective for the year ended December 31, 2011:

In November 2009, the IASB issued IFRS 9 Financial Instruments (IFRS 9 (2009)) as part of the first phase of its project to replace IAS 39 Financial Instruments: Recognition and Measurement. The chapters of the standard released in 2009 only related to the classification and measurement of financial assets. In October 2010, the IASB included guidance on the classification and measurement of financial liabilities by issuing IFRS 9 (2010). In December 2011, the IASB issued an amendment to IFRS 9 to defer the mandatory effective date to annual periods beginning on or after January 1, 2015.

IFRS 9 (2010) supersedes IFRS 9 (2009) and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 (2009) or IFRS 9 (2010) may be applied. The Corporation intends to adopt IFRS 9 (2010) in its financial statements for the annual period beginning on January 1, 2015. The extent of the impact of adoption of IFRS 9 (2010) has not yet been determined.

IFRS 13, Fair Value Measurement, which is applicable to annual reporting periods beginning on or after January 1, 2013, defines fair value, sets out in a single IFRS framework for measuring fair value, and requires disclosures about fair value measurements. The Corporation intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

In June 2011, the IASB published amendments to IAS 1, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income, which are effective for annual periods beginning on or after July 1, 2012. The amendments require that an entity present separately the items of OCI that may be reclassified to profit or loss in the future from those that would never be reclassified to profit or loss. The Corporation intends to adopt the amendments in the financial statements for the annual period beginning on January 1, 2013.

As the amendments only require changes in the presentation of items in other comprehensive income, the Corporation does not expect the amendment to IAS 1 to have a material impact on the financial statements.

Amendments to IAS 32 and IFRS 7, Offsetting Financial Assets and Liabilities:

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The Corporation intends to adopt the amendments to IFRS 7 in its financial statements for the annual period beginning on January 1, 2013, and the amendments to IAS 32 in its financial statements for the annual period beginning January 1, 2014. The Corporation does not expect the amendments to IAS 32 and IFRS 7 to have a material impact on the financial statements.

4.	RESTRICTED CASH

Restricted cash of $1,619 (2010 – $1,776) is held primarily as collateral for commercial letters of credit issued in the normal course of business.

5.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website and for amounts charged with respect to the loyalty program sign-up and technology design and development fees. The amount is presented net of an allowance for doubtful accounts. Accounts receivable are comprised of:

	2011	2010	January 1, 2010
Accounts receivable	2,446	2,074	1,915
Allowance for doubtful accounts	(35)	(20)	(8)
Balance	2,411	2,054	1,907

The Corporation’s exposure to credit and currency risks related to accounts receivable is disclosed in Note 19.

38    Points International Ltd.

6.	PREPAID EXPENSES AND OTHER ASSETS

	2011	2010	January 1, 2010
Prepaid expenses	713	688	759
Forward exchange contracts designated as cash flow hedges	228	430	-
Current portion of deferred costs	72	61	139
Balance	1,013	1,179	898

7.	PROPERTY AND EQUIPMENT

	Computer	Computer	Furniture	Leasehold
	Hardware	Software	& Fixtures	Improvements	Total
Cost
Balance at January 1, 2010	598	1,154	420	887	3,059
Additions	260	36	137	942	1,375
Disposals / Write-offs	(40)	(575)	(93)	(887)	(1,595)
Balance at December 31, 2010	818	615	464	942	2,839

Balance at January 1, 2011	818	615	464	942	2,839
Additions	257	258	53	64	632
Disposals / Write-offs	(82)	-	-	-	(82)
Balance at December 31, 2011	993	873	517	1,006	3,389

Depreciation and impairment losses
Balance at January 1, 2010	305	1,062	217	868	2,452
Depreciation for the year	155	55	64	84	358
Disposals / Write-offs	(44)	(575)	(76)	(887)	(1,582)
Balance at December 31, 2010	416	542	205	65	1,228

Balance at January 1, 2011	416	542	205	65	1,228
Depreciation for the year	184	110	75	141	510
Disposals / Write-offs	(61)	-	-	-	(61)
Balance at December 31, 2011	539	652	280	206	1,677

Carrying amounts
At January 1, 2010	293	92	203	19	607
At December 31, 2010	402	73	259	877	1,611

At January 1, 2011	402	73	259	877	1,611
At December 31, 2011	454	221	237	800	1,712

8.	INTANGIBLE ASSETS

			Internal use
			software
			development
	Patents	Trademarks(1)	costs	Total
Cost
Balance at January 1, 2010	470	85	6,786	7,341
Additions	38	10	3,922	3,970
Impairments	(508)	-	(95)	(603)
Write-offs	-	-	(4,269)	(4,269)
Balance at December 31, 2010	-	95	6,344	6,439

Balance at January 1, 2011	-	95	6,344	6,439
Additions	-	2	1,508	1,510
Balance at December 31, 2011	-	97	7,852	7,949

Amortization and impairment losses
Balance at January 1, 2010	-	-	5,327	5,327
Amortization for the year	-	-	537	537
Write-off of fully amortized assets	-	-	(4,269)	(4,269)
Balance at December 31, 2010	-	-	1,595	1,595

Balance at January 1, 2011	-	-	1,595	1,595
Amortization for the year	-	-	1,788	1,788
Balance at December 31, 2011	-	-	3,383	3,383

Carrying amounts
At January 1, 2010	470	85	1,459	2,014
At December 31, 2010	-	95	4,749	4,844

At January 1, 2011	-	95	4,749	4,844
At December 31, 2011	-	97	4,469	4,566

(1)	Trademarks are deemed to have an indefinite useful life, and are therefore not amortized.

During the year ended December 31, 2011 an amount of $1,042 thousand was recognized as research and development expenses (2010: $293 thousand).

Points International Ltd.      39

9.	GOODWILL

On March 31, 2004, the Corporation acquired substantially all of the business assets of MilePoint, Inc., a loyalty program technology provider and operator. Goodwill arising from the MilePoint acquisition amounted to $4,205. Separate from goodwill, at the time of the acquisition, fair values were assigned to the contracts in place with the loyalty program partners acquired at the time of the MilePoint acquisition. The resulting intangible assets were amortized over the respective lives of the individual contracts, all of which have since lapsed and have been amortized into income prior to January 1, 2010. Upon conversion to IFRS, an impairment analysis was performed on the carrying value of goodwill arising from the MilePoint acquisition.

The CGUs to which goodwill has been allocated are the specific partner relationships acquired in the Milepoint acquisition. Management monitors goodwill for these CGUs as a group. Since there are no recent sale agreements for the Corporation’s CGUs to which goodwill has been allocated and management believes that fair value less costs to sell is not otherwise reliably measurable for this group of CGUs, the Corporation employed the value in use method for calculating the estimated recoverable amount for this group of CGUs. The estimated future cash flows from the specific partner relationships which make up the group of CGUs were used to measure the estimated recoverable amount, represented by the products in place at the assessment date and management’s probability weighted expectation of additional products that are expected to be sold to these partners in the future.

As of the date of transition to IFRS, the Corporation determined that the carrying value of the group of CGUs to which goodwill has been allocated was greater than their recoverable amount. Accordingly, an impairment loss of $1,625 was recognized in retained earnings and allocated as a reduction to the carrying value of the goodwill allocated to this group of CGUs as of January 1, 2010.

Impairment testing for cash-generating units containing goodwill as at December 31, 2011

The value of the partner relationships extends past the initial contracts in place at the time of the acquisition, as contract renewals have been signed with certain former MilePoint partners and certain new products have been successfully sold to those partners resulting in additional revenue streams. These cash flows from these partner relationships have been used to measure the value in use for the group of CGUs for purpose of goodwill impairment assessment. The cash flows are approximated by their contribution margins quantified over the next three years and supplemented by terminal value estimate. The cash flows from these product offerings to the partners acquired in the MilePoint acquisition are largely independent of other cash inflows since they are supported by specific contractual arrangements and the individual partner relationships which are separable from the business.

As at December 31, 2011, the carrying amount of the CGUs to which goodwill has been allocated to was determined to be lower than its recoverable amount and no impairment loss was recognized. The calculation of the value in use was based on the following key assumptions:

•

Cash flows were projected based on the length of the current contract with the respective partners, probability of contract renewal in each of the subsequent years, historical operating results for each product, and product specific growth rates ranging from negative growth for legacy products being wound down by the Corporation to 10% for supported products.

•

Pre-tax discount rates of 19.9%, 14.7% and 15.3% were applied in determining the recoverable amount of the CGUs as at January 1, 2010, December 31, 2010 and December 31, 2011, respectively. The discount rates were estimated based on market conditions at respective assessment dates.

•

Cash flows for each partner relationship were taken from the most recent financial plan, which represented management’s best estimate of the financial performance for each partnership. The values assigned to each partnership beyond 2012 were based on management’s assessment of the likelihood of renewal of the individual partnership and the specific products offered by each partner.

The values assigned to the key assumptions represent management’s assessment of future trends in the loyalty industry and are based on both external sources and internal sources (historical data).

10.	OTHER ASSETS

Other assets of $658 (2010 – $613) include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com promotional activities and the non-current portion of the deferred costs. The current portion of these assets is recorded in prepaid expenses and other assets.

11.	INCOME TAXES

	2011	2010
Deferred tax expense
Recognition of previously unrecognized tax losses	(487)	(172)
Total income tax recovery	(487)	(172)

40    Points International Ltd.

Income tax recognized in other comprehensive income

For the year ended December 31,			2011		2010
In thousands of US dollars	Before	Tax	Net of	Before	Tax	Net of
	tax	(expense)	tax	tax	(expense)	tax
		benefit			benefit
Change of fair value of foreign exchange derivatives designated as cash flow hedges	100	(27)	73	647	(201)	446
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	(456)	129	(327)	(216)	67	(149)
	(356)	102	(254)	431	(134)	297

Reconciliation of effective tax rate

The total provision for income taxes differs from that amount which would be computed by applying the Canadian federal income tax rate to the income before provision for income taxes. The reasons for these differences are as follows:

	2011	2010
Income tax expense at statutory rate 28.25% (2010 – 31%)	$1,001	$553
Increase (decrease) in taxes resulting from:
Lower effective income tax rates in foreign jurisdictions	(17)	28
Tax cost of non-deductible items	185	301
Tax losses for which no benefit was recognized	(121)	(64)
Recognition of tax benefit on loss carry-forwards	(1,605)	(1,118)
Other differences	70	128
Income tax recovery	$(487)	$(172)

Recognized deferred tax assets

Deferred tax assets are attributable to the following:

	Assets		Liabilities		Net
In thousands of US dollars	2011	2010	2011	2010	2011	2010

Forward exchange contracts	-	-	(31)	(134)	(31)	(134)
Tax losses	1,606	1,118	-	-	1,606	1,118
Tax assets (liabilities)	1,606	1,118	(31)	(134)	1,575	984

Unrecognized deferred tax assets and liabilities

Deferred tax assets have not been recognized in respect of the following items because it is not probable that future taxable profit will be available against which the Corporation can utilize the benefits therefrom.

Deferred tax assets and liabilities have not been recognized in respect of the following items:

	2011	2010
Tax losses	$3,445	$5,628
Property and equipment	3,297	3,174
Intangibles	1,668	1,795
Share issue costs	45	91
Reserves	26	29
Net deferred tax asset	$8,481	$10,717

In 2011 the tax benefit associated with $6,000 of previously unrecognized tax losses were recognized as Management considered it probable that future taxable profits would be available against which they can be utilized. The deferred tax asset was determined based on the risk weighted financial forecasts.

The Corporation has noncapital loss carryforwards for income tax purposes in the amount of approximately $16,654. The losses may be used to reduce future years’ taxable income and expire approximately as follows:

		Jurisdictions
	Total USD	Canada	United Kingdom	United States
2014	$644	$644	$-	$-
2015	6,177	6,177	-	-
2023 - 2031	8,471	6,318	-	2,153
No expiry	1,362	-	1,362	-
Total	$16,654	$13,139	$1,362	$2,153

In addition, the Corporation has capital losses of $5,475 (2010 – $5,475) which can be carried forward indefinitely and are not included as part of the deferred tax asset.

12.	PROVISIONS

Included in provisions are provisions for the Corporation’s transaction losses (credit card chargebacks) and amounts provided for restructuring costs.

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	Chargebacks	Restructuring	Total
Balance at January 1, 2010	$113	$154	$267
Provisions made during the year	717	(25)	692
Provisions used during the year	(722)	(129)	(851)
Effect of exchange rate changes on provisions held in foreign currency	(6)	-	(6)
Balance December 31, 2010	102	-	102
Provisions made during the year	538	-	538
Provisions used during the year	(550)	-	(550)
Effect of exchange rate changes on provisions held in foreign currency	8	-	8
Balance December 31, 2011	$98	$-	$98

Chargebacks

The Corporation records a provision for estimated sales that are reversed or repudiated by end-customers. The provision is estimated based on historical chargeback experience for each loyalty partner in which the Corporation bears the credit risk.

13.	OTHER LIABILITIES

	2011	2010	January 1, 2010
Forward exchange contracts designated as cash flow hedges	154	-	-
Current portion of lease inducements	95	98	-
Current portion of deferred revenue	516	531	609
Current portion of other liabilities	765	629	609

Non-current portion of lease inducements	534	626	-
Non-current portion of deferred revenue	343	325	301
Other liabilities	877	951	301

14.	CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value
Unlimited common shares Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance January 1, 2010	14,982,071	$56,662
Exercise of stock options	3,998	21
Balance December 31, 2010	14,986,069	56,683
Exercise of stock options(1)	85,769	695
Balance December 31, 2011	15,071,838	$57,378

(1)

42,583 options previously issued to employees were exercised at CAD$7.40 per share. 19,999 options previously issued to employees were exercised at CAD$3.70 per share. 17,705 options previously issued to employees were exercised at CAD$4.60 per share. 1,650 options previously issued to employees were exercised at CAD$9.00 per share. 2,000 options previously issued to employees were exercised at CAD$5.00 per share. 166 options previously issued to employees were exercised at CAD$4.10 per share. 1,666 options previously issued to employees were exercised at CAD$7.00 per share.

On January 31, 2011, the Corporation completed a share consolidation of its common shares through a one-for-ten reverse split. The pre-consolidation balance of common shares was 149,860,939 (December 31, 2009 – 149,820,940). Pursuant to the reverse stock split, shareholders received one new common share for every ten shares held. No fractional shares were issued as a result of the share consolidation, and in the event that a shareholder would otherwise have been entitled to receive a fractional share, such fraction was rounded down to the nearest whole number. The number of shares, options, and price per share and options disclosed in these consolidated financial statements have been adjusted to reflect the share consolidation.

At December 31, 2011 all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share.

Accumulated Other Comprehensive Income (AOCI) is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

42    Points International Ltd.

15.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2011	2010
Net income for basic and diluted earnings per share available to common shareholders	$4,032	$1,951
Weighted average number of common shares outstanding – basic	15,039,689	14,983,137
Effect of dilutive securities – share-based payments	492,821	295,789
Weighted average number of common shares outstanding – diluted	15,532,510	15,278,926
Earnings per share - reported
Basic	$0.27	$0.13
Diluted	$0.26	$0.13

a)	Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)	Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

At December 31, 2011, 462 thousand options (2010: 650 thousand) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

16.	SHARE-BASED PAYMENT

Description of the share option plan

At December 31, 2011, the Corporation had one share option plan under which employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. The Corporation accounts for options granted under this plan in accordance with the fair value based method of accounting for equity settled share-based compensation arrangement per IFRS 2. The estimated fair value of the options that are ultimately expected to vest is recorded over the vesting period and recorded as part of employment costs. The compensation cost that has been charged against profit or loss and included in employment costs for this plan is $587 for 2011 (2010 - $581).

	December 31, 2011	December 31, 2010
Options authorized by shareholders	2,250,000	2,250,000
Less: options exercised	(770,993)	(685,224)
Net options authorized	1,479,007	1,564,776
Less: options issued & outstanding	(876,121)	(873,994)
Options available to grant	602,886	690,782

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. The fair value of options granted in 2011 and 2010 were calculated using the following weighted assumptions:

For the year ended December 31,	2011	2010
Dividend yield	NIL	NIL
Risk free rate	2.02%	2.71%
Expected volatility	76.76%	81.69%
Expected life of options in years	4.20	3

Points International Ltd.      43

A summary of the status of the Corporation’s share option plan as of December 31, 2011 and 2010, and changes during the years ended on those dates is presented below.

	2011		2010
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of year	873,994	$9.27	921,484	$11.06
Granted	141,764	10.46	255,050	4.92
Exercised	(85,769)	5.92	(3,998)	4.60
Expired & Forfeited	(53,868)	9.65	(298,542)	11.14
End of year	876,121	$9.77	873,994	$9.27
Exercisable at end of year	553,504	$11.54	502,277	$11.67
Weighted average fair value of options granted		CAD$6.13		CAD$2.65

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
Range of Exercise	Number of	life	price	Number of	price
Prices (in CAD$)	options	(years)	(in CAD$)	options	(in CAD$)
$0.10 to $4.99	262,926	2.77	$4.53	94,772	$4.53
$5.00 to $9.99	204,993	2.11	$7.79	139,316	$8.42
$10.00 to $14.99	256,986	1.85	$11.90	168,200	$12.35
$15.00 to $19.99	148,716	0.96	$17.82	148,716	$17.82
$20.00 and over	2,500	1.15	$23.74	2,500	$23.74
	876,121			553,504

17.	CONTRIBUTED SURPLUS

The changes in contributed surplus are as follows:

Contributed surplus – January 1, 2010	$8,677
Employee stock option expense	581
Fair value of stock options exercised	(3)
Contributed surplus – December 31, 2010	9,255
Employee stock option expense	587
Fair value of stock options exercised	(171)
Contributed surplus – December 31, 2011	$9,671

18.	OPERATING EXPENSES

Operating expenses are comprised of:

	2011	2010
Office expenses	894	857
Travel & personnel expenses	1,260	874
Professional fees	998	1,266
Insurance, bad debts and governance	794	562
Operating expenses	3,946	3,559

19.	FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

•	credit risk
•	liquidity risk
•	market risk

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation’s activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation’s Audit Committee oversees how management monitors compliance with the Corporation’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation. The Corporation’s Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

44    Points International Ltd.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

The Corporation’s cash and cash equivalents and restricted cash held as collateral also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits rated at A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various Loyalty Currency Services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation’s exposure to bad debts has not been significant.

The aging of accounts receivable is as follows:

	December 31,	December 31,	January 1,
	2011	2010	2010
Current	$1,374	$1,381	$1,269
Past due 31–60 days	579	404	367
Past due 61–90 days	239	143	127
Past due over 90 days	254	146	152
Trade accounts receivable	2,446	2,074	1,915
Less: allowance for doubtful accounts	(35)	(20)	(8)
	$2,411	$2,054	$1,907

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2011	2010
Balance, beginning of year	$20	$8
Provision for doubtful accounts	15	13
Bad debts written off, net of recoveries, and other	-	(1)
Balance, end of year	$35	$20

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of comprehensive income, and is net of any recoveries of amounts that were provided for in a prior period.

The carrying amount of the Corporation’s financial assets represents its maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.

The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2011 and 2010:

		Contractual Cash Flow Maturities
	Carrying	Total	Within	1 year to	3 years
	Amount		1 year	3 years	and
As at December 31, 2011					beyond
Accounts payable and accrued liabilities	$3,455	$3,455	$3,455	$-	$-
Foreign exchange contracts designated as cash flow hedges	154	154	154	-	-
Payable to loyalty program partners	40,048	40,048	40,048	-	-
	$43,657	$43,657	$43,657	$-	$-

		Contractual Cash Flow Maturities

	Carrying	Total	Within	1 year to	3 years
	Amount		1 year	3 years	and
As at December 31, 2010					beyond
Accounts payable and accrued liabilities	$3,679	$3,679	$3,679	$-	$-
Payable to loyalty program partners	31,337	31,337	31,337	-	-
	$35,016	$35,016	$35,016	$-	$-

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

Points International Ltd.      45

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will affect the Corporation’s cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements and revenues which are denominated in the EURO and the British Pound. Revenues earned from the Corporation’s partners stationed in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2011, forwards with a notional value of $13,487, and a net carrying value of $74 (2010 – $430), with settlement dates extending to December 2012, have been designated as cash flow hedges for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses and EURO and British Pound denominated revenue.

The change in fair value of derivatives designated in cash flow hedges is recognized in other comprehensive income, except for any ineffective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2011 and 2010, all hedges were considered effective. Realized gains and losses in accumulated other comprehensive income are reclassified to income in the same period as the corresponding hedged items are recognized in income. In 2011, total realized gains of $520 were reclassified to employment costs (2010 – $217) for Canadian dollar currency hedges and realized losses of $64 (2010 – $0) were reclassified to principal revenue for EURO and British Pound currency hedges. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain or loss of translating certain non-US dollar balance sheet accounts, a strengthening US dollar will lead to a FX loss on assets and gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would affect the Corporation’s net income by $140 (2010 – $125) excluding the offset available through the FX changes of derivatives designated in cash flow hedges.

Balances denominated in foreign currencies that are considered financial instruments are as follows:

As at December 31, 2011	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.9807	1.5456	1.2950	1.0643
Financial assets
Cash and cash equivalents	$34,853	491	1,541	4,137	44
Restricted cash	1,619	376	-	-	-
Funds receivable from payment processors	10,837	-	398	2,224	8
Security deposits	2,461	-	61	254	1
Accounts receivable	2,411	256	536	1	-
	$52,181	1,123	2,536	6,616	53
Financial liabilities
Accounts payable and accrued liabilities	$3,455	1,116	450	1	-
Payable to loyalty program partners	40,048	1	1,552	6,171	25
	$43,503	1,117	2,002	6,172	25

As at December 31, 2010	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		1.0001	1.5471	1.3253	1.0632
Financial assets
Cash and cash equivalents	$28,463	462	1,572	2,957	40
Restricted cash	1,776	376	-	-	-
Funds receivable from payment processors	4,624	-	363	743	3
Security deposits	2,123	-	66	198	2
Accounts receivable	2,054	209	425	30	-
	$39,040	1,047	2,426	3,928	45
Financial liabilities
Accounts payable and accrued liabilities	$3,679	984	433	-	-
Payable to loyalty program partners	31,337	10	1,449	3,644	17
	$35,016	994	1,882	3,644	17

46    Points International Ltd.

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the balance sheets: funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, fair value approximates their carrying value at December 31, 2011 and December 31, 2010 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below.

However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

  Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2011 and 2010 are as follows:

2011	Level 1	Level 2	Level 3	Total
Assets:
Foreign currency forward contracts(1)	$-	$228	$-	$228
Liabilities:
Foreign currency forward contracts (1)	$-	$(154)	$-	$(154)
	$-	$74	$-	$74

2010	Level 1	Level 2	Level 3	Total
Assets:

Foreign currency forward contracts(1)	$-	$430	$-	$430
	$-	$430	$-	$430

(1)	The carrying values of the Corporation’s forward contracts is included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

20.	GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	2012	2013	2014	2015	2016	2017+
Operating leases(1)	3,981	736	726	711	723	726	359
Principal revenue(2)	85,920	26,146	29,913	29,861	-	-	-
	$89,901	$26,882	$30,639	$30,572	$723	$726	$359

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners .

The Corporation leases office premises, equipments and services under operating leases. The leases typically run for a period of 1 to 7 years, with an option to renew the lease after that date. During the year ended December 31, 2011 an amount of $827 thousand was recognized as an expense in profit or loss in respect of operating leases (2010: $837 thousand).

The Corporation has been involved in a legal proceeding incidental to the normal course of the business. Subsequent to year end, the Corporation settled the matter. The amount of the settlement did not have a material adverse impact on the Corporation’s consolidated financial position or results of operations.

Points International Ltd.      47

21.	DETERMINATION OF FAIR VALUES

A number of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

	(i)	Intangible assets

The fair value of the intangible assets, internally use software development costs and trademarks, is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

	(ii)	Goodwill

The fair value of goodwill is based on the discounted cash flows expected to be derived from product offerings of specific contractual arrangements and the partner relationships.

	(iii)	Derivatives

The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Corporation and the derivative counterparty when appropriate.

22.	CAPITAL DISCLOSURES

The Corporation defines its capital as shareholders’ equity that includes share capital, contributed surplus, accumulated other comprehensive income and accumulated deficit. The amounts included in the Corporation’s capital are as follows:

	2011	2010
Shareholders’ equity	$19,042	$14,153

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or different characteristics.

The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements.

The Corporation does not have any externally imposed capital compliance requirements other than restricted cash. There were no changes in the Corporation’s approach to capital management during the year.

23.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in noncash balances related to operations are as follows:

	2011	2010
(Increase) decrease in funds receivable from payment processors	$(6,213)	$1,231
(Increase) decrease in security deposits	(338)	340
Increase in accounts receivable	(356)	(147)
(Increase) decrease in prepaid expenses and other assets	(36)	170
(Increase) decrease in other assets	(45)	327
(Decrease) increase in accounts payable and accrued liabilities	(224)	592
(Decrease) increase in provisions	(4)	102
(Decrease) increase in other liabilities	(92)	670
Increase in payable to loyalty program partners	8,711	1,122
	$1,403	$4,407

24.	OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation’s chief executive officer, the chief operating decision maker.

Enterprise-wide disclosures Geographic information

	2011	2010
Revenue
United States	$89,522	$73,534
Europe	32,495	20,900
Canada and other	917	1,244
	$122,934	$95,678
Revenue
United States	73%	77%
Europe	26%	22%
Canada and other	1%	1%
	100%	100%

48    Points International Ltd.

Revenue earned by the Corporation are generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenue by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At December 31, 2011, December 31, 2010 and January 1, 2010, substantially all of the Corporation’s assets were in Canada.

Dependence on loyalty program partners

For the year ended December 31, 2011, there were three (2010 – three) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these three partners represented 79% (2010 – 81%) of the Corporation’s total revenue.

25.	RELATED PARTIES

Key management personnel compensation

In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive officers. Directors and executive officers participate in the Corporation’s share option plan (see Note 16). Certain executive officers are subject to a mutual term of notice of 12 months. Upon resignation at the Corporation’s request, they are entitled to termination benefits up to 12 months’ gross salary, depending on the number of years completed as an executive officer.

Key management personnel compensation comprised the following:

In thousands of Canadian dollars	2011	2010
Short-term employee benefits	1,729	1,523
Share-based payments	238	307
	1,967	1,830

26.	CORPORATE ENTITIES

As at December 31, 2011, the Corporation has the following wholly-owned subsidiaries:

	Country of	Ownership interest
	incorporation	2011	2010	January 1,
				2010
Points.com Inc.	Canada	100	100	100
Points International (US) Ltd.	U.S.A.	100	100	100
Points International (UK) Ltd.	U.K.	100	100	100

27.	EXPLANATION OF TRANSITION TO IFRS

As stated in note 2(a), these are the Corporation’s first consolidated annual financial statements prepared in accordance with IFRSs.

The accounting policies set out in Note 3 have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information presented in these financial statements for the year ended December 31, 2010 and in the preparation of the opening IFRS statement of financial position at January 1, 2010 (the Corporation’s date of transition to IFRSs).

An explanation of how the transition from previous Canadian GAAP to IFRSs has affected the Corporation’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Initial IFRS 1 elections upon adoption

The guidance for the first-time adoption of IFRSs is set out in IFRS 1, which provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRSs. Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRSs:

Business combinations – IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the transition date. The retrospective basis would require restatement of all business combinations that occurred prior to January 1, 2010, the transition date. The Corporation elected not to retrospectively apply IFRS 3 to the business combination that occurred prior to its transition date and such business combinations have not been restated. However, in accordance with the requirements of IAS 36, Impairment of Assets, an impairment analysis was performed on the carrying value of goodwill arising on such business combination, and an impairment charge to goodwill was recorded as of the transition date.

Cumulative translation differences – IFRS 1 permits cumulative translation foreign exchange gains and losses for foreign operations to be reset to zero at transition date. The Corporation elected to reset all cumulative translation losses to zero through adjustment to opening retained earnings as at the transition date.

Share-based payments – IFRS 2, Share-based Payment , encourages, but does not require, application of its provisions to equity instruments granted on or before November 7, 2002 and to equity instruments granted after November 7, 2002 that were vested by the transition date. The Corporation elected under IFRS 1 not to retrospectively apply IFRS 2 to such equity instruments and applied IFRS 2 for all equity instruments granted after November 7, 2002 that had not vested by the transition date.

Points International Ltd.      49

RECONCILIATION OF CONSOLIDATED BALANCE SHEETS AS OF JANUARY 1, 2010

		Canadian GAAP	IFRS	IFRS	IFRS
(Expressed in thousands of United States dollars)	Note	balance	adjustments	reclassification	balance

ASSETS
Current Assets
Cash and cash equivalents		$26,414			$26,414
Restricted cash		802			802
Funds receivable from payment processors		5,855			5,855
Security deposits		2,463			2,463
Accounts receivable		1,907			1,907
Future income tax asset	(d)	945		(945)	-
Prepaid expenses and other assets		898			898
		39,284		(945)	38,339
Property and equipment		607			607
Intangible assets		2,014			2,014
Goodwill	(a)	4,205	(1,625)		2,580
Deferred tax assets	(d)	-		945	945
Other assets		1,033			1,033
		7,859	(1,625)	945	7,179
		$47,143	(1,625)	-	$45,518

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$3,087		(267)	$2,820
Provisions	(e)	-		267	267
Current portion of other liabilities		609			609
Payable to loyalty program partners		30,215			30,215
		33,911		-	33,911
Other liabilities		301			301
		34,212		-	34,212

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive loss	(c)	(2,566)		2,566	-
Accumulated deficit		(49,463)	(2,004)	(2,566)	(54,033)
		(52,029)	(2,004)	-	(54,033)
Capital stock		56,662			56,662
Contributed surplus	(b)	8,298	379		8,677
		12,931	(1,625)		11,306
		$47,143	(1,625)		$45,518

50    Points International Ltd.

RECONCILIATION OF CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010

		Canadian GAAP	IFRS	IFRS	IFRS
(Expressed in thousands of United States dollars)	Note	balance	adjustments	reclassification	balance

ASSETS
Current Assets
Cash and cash equivalents		$28,463			$28,463
Restricted cash		1,776			1,776
Funds receivable from payment processors		4,624			4,624
Security deposits		2,123			2,123
Accounts receivable		2,054			2,054
Future income tax asset	(d)	984		(984)	-
Prepaid expenses and other assets		1,179			1,179
		41,203		(984)	40,219

Property and equipment		1,611			1,611
Intangible assets		4,844			4,844
Goodwill	(a)	4,205	(1,625)		2,580
Deferred tax assets	(d)	-		984	984
Other assets		613			613
		11,273	(1,625)	984	10,632
		$52,476	(1,625)	-	$50,851

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$3,781		(102)	$3,679
Provisions	(e)	-		102	102
Current portion of other liabilities		629			629
Payable to loyalty program partners		31,337			31,337
		35,747		-	35,747
Other liabilities		951			951
		36,698		-	36,698

SHAREHOLDERS’ EQUITY
Accumulated other comprehensive (loss)income	(c)	(2,269)		2,566	297
Accumulated deficit		(47,507)	(2,009)	(2,566)	(52,082)
		(49,776)	(2,009)	-	(51,785)
Capital stock		56,683			56,683
Contributed surplus	(b)	8,871	384		9,255
		15,778	(1,625)		14,153
		$52,476	(1,625)		$50,851

Points International Ltd.      51

RECONCILIATION OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31, 2010

		Canadian GAAP	IFRS	IFRS
(Expressed in thousands of United States dollars)	Note	balance	adjustments	balance

REVENUE
Principal		$89,087		$89,087
Other partner revenue		6,577		6,577
Interest		14		14
		95,678		95,678
EXPENSES
Direct cost of principal revenue		76,006		76,006
Employment costs	(b)	10,617	5	10,622
Marketing and communications		1,350		1,350
Technology services		875		875
Depreciation and amortization		895		895
Foreign exchange gain		(105)		(105)
Operating expenses		3,559		3,559
Impairment of long-lived assets		675		675
		93,872	5	93,877

OPERATING INCOME – before undernoted		1,806	(5)	1,801
Interest and other charges		22		22

INCOME BEFORE INCOME TAXES		1,784	(5)	1,779

Deferred tax recovery		(172)		(172)

NET INCOME		1,956	(5)	1,951

OTHER COMPREHENSIVE INCOME
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $102		446		446

Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income taxexpense of $8		(149)		(149)

OTHER COMPREHENSIVE INCOME		297		297

COMPREHENSIVE INCOME		$2,253	(5)	$2,248

Earnings per share
Basic		$0.13		$0.13
Diluted		$0.13		$0.13

52    Points International Ltd.

Material adjustments to the statement of cash flows for 2011

Other than the change in measurement of equity-settled share-based payment transactions and attribution thereof over the vesting period, there are no other differences between the statement of cash flows presented under IFRSs and the statement of cash flows presented under previous Canadian GAAP.

Notes to the reconciliations

(a)	Goodwill impairment

The Corporation had a goodwill balance of $4,205 that arose from a business acquisition in 2004. On transition to IFRSs, the Corporation elected not to retrospectively apply IFRS 3, Business Combinations , and IAS 36, Impairment of Assets, was applied as of the transition date. The impairment analysis was performed on the carrying value of goodwill resulting in a goodwill impairment of $1,625 being recorded at the transition date (refer to Note 9).

(b)	Share-based payments

IFRS 2 requires that if the equity instruments granted do not vest until the counterparty completes a specified period of service, the entity should account for them as they are rendered during the vesting period. If the options vest in instalments, each tranche is to be considered a separate award with the separately determined fair value for each tranche amortized as compensation cost with a corresponding charge to contributed surplus during the applicable vesting period.

As permitted under Canadian GAAP for option awards with graded vesting, since the Corporation determined the estimate life for each award as a whole, it amortized the total fair value of the different vesting tranches of each award that are ultimately expected to vest based on performance-related conditions and on future services, as compensation cost on a straight line basis.

The effect of implementing IFRS 2 on transition increased the employee stock option expense by $379, recognized as an adjustment to opening retained earnings, at January 1, 2010, and $384 at December 31, 2010.

(c)	Foreign currency translation exemption

In accordance with IFRS 1, the Corporation has elected to reset all deferred cumulative translation gains and losses to zero through an adjustment to opening retained earnings at its transition date. As a result, $2,566 of accumulated other comprehensive loss was adjusted through retained earnings at the transition date.

(d)	Deferred tax reclassification

Under IFRS, all deferred taxes are classified as non-current, irrespective of the classification of the underlying assets or liabilities to which they relate, or the expected timing of the reversal of the temporary differences. The Corporation reclassified $945 at January 1, 2010, and $984 at December 31, 2010 from deferred tax assets (current) to deferred tax assets (non-current).

(e)	Provisions

Under IFRS, provisions are required to be presented separately on the balance sheet. The Corporation reclassified $267 at January 1, 2010, and $102 at December 31, 2010 from accounts payable and accrued liabilities to provisions.

Points International Ltd.      53

EXECUTIVE MANAGEMENT

ROB MACLEAN
Chief Executive Officer

Rob has served as Chief Executive Officer of Points International Ltd. since February 2000, and is a member of the Corporation’s board of directors. A founder of the organization, Mr. MacLean champions the vision for this revolutionary business, and directs an exceptional team of senior managers delivering impressive results.

     Rob has led his team to deliver a suite of innovative technology solutions, earning a growing number of partnerships with the world’s leading loyalty programs. Points has attracted partners with a combined member base of over 200 million, and the suite of Points eCommerce Services has transacted more than ten billion loyalty program points and miles.

     Prior to founding Points, Rob recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry.

     As Vice President, Sales with Canadian Airlines, Rob led a team of over 250 employees throughout North America, delivering over $2 billion in annual revenue.

     Rob was also responsible for the airline’s award-winning Canadian Plus loyalty program. In that role, Rob led his team to double the program’s revenues in just two years, to over $120 million, as he repositioned it from a frequent flyer program to a broader loyalty program with over 200 partner relationships. His strong leadership was reflected in a dramatic turnaround in customer satisfaction levels for the Canadian Plus program.

     Rob also served as Canadian Airline’s senior representative on the Oneworld Alliance’s Customer Loyalty Steering Committee.

ANTHONY LAM
Chief Financial Officer

Anthony joined Points International Ltd. in April 2007 with over a decade of senior public company financial experience in the software, internet and technology licensing sectors. He is responsible for financial reporting, compliance, treasury and corporate finance, business intelligence, investor relations, and legal matters.

     Before joining Points, he served as Corporate Controller/Director of Treasury and Taxation to CryptoLogic Inc., a world-leading online gaming software development company which trades on the Toronto, NASDAQ and London stock exchanges. While there, he was active in driving financial performance, financial reporting, cash management and corporate compliance with SOX404/Bill198 requirements and gained valuable regulatory experience in a multiple jurisdiction listing environment. Anthony’s time at CryptoLogic coincided with annual revenue growth from US$34 million in 2002 to US$104 million in 2006.

     Prior to CryptoLogic, Anthony held Financial Controllership positions with several high growth public companies, including SoftChoice Corporation, PC DOCS Group International Inc. (acquired by Hummingbird Inc. and currently trading as part of Open Text Corporation) and Microforum Inc. where he was involved in various merger and IPO activities. Anthony started his career with PricewaterhouseCoopers LLP. He is a Chartered Accountant and holds a Bachelor of Commerce Degree from the University of Toronto.

CHRISTOPHER BARNARD
President

Christopher, President of Points International Ltd., co-founded the Corporation in 2000 and is a member of the Corporation’s board of directors.

     He is responsible for corporate strategy, product development, corporate development and financing activities as well as investor relations and has also held various additional interim operating positions including CFO and VP of Product Development and Marketing.

     In 1998 Christopher also co-founded Canada’s first internet business incubator, Exclamation International, from which Points. com was created. Christopher holds a Masters of Business Administration.

54    Points International Ltd.

PETER LOCKHARD
Chief Operating Officer

Peter is the executive leader of a team of senior business managers responsible for the Corporation’s technology platform, as well as the development and management of its eCommerce products. Peter’s team ensures the continued high performance and innovation of the eCommerce products and the technology infrastructure that supports all products or services, whether they are distributed on Points.com or through our many partner channels. Prior roles included responsibility for marketing, consumer products, business development and partner relationships. Peter originally joined the Corporation in January 2005, as leader of the business solutions group.

     Peter has extensive senior management experience with successful high-growth companies in the IT and marketing services industries, including VP Professional Services of Flo Network, a permission-based e-messaging service provider (acquired by DoubleClick).

DAVE SIMONS
Chief Technology Officer

Dave has been designing and delivering innovative high-performance infrastructures, consumer facing services, SaaS solutions and licensed software for over 20 years. Prior to joining Points, Dave was the CTO and Chief Architect at NeoEdge which reinvented in-game advertising for the casual gaming industry.

     Before co-founding NeoEdge, Dave was a Director of Engineering at America Online, Netscape and Quack.com where he led a 45-person engineering team that spearheaded the development, delivery and operation of a second-generation voice portal platform. Prior to Quack.com, Dave held a variety of increasingly senior engineering and engineering management positions at Newcastle Capital, Citibank, CIBC Investment Bank and Wood Gundy. Dave graduated from the University of Waterloo with a BMath Honors Computer Science and is co-inventor on 8 patent applications in advertising, application management, distributed computing and peer-to-peer networking.

INEZ MURDOCH
Vice President & Chief People Officer

Prior to joining Points.com, Inez was Vice President Human Resources in the Technology and Financial Sectors. Inez’s educational background includes degree’s from the University of Western Ontario and Queen’s University including an MBA.

As CPO, Inez has responsibility for guarding Points.com unique company culture and shaping the future people stuff in the organization. This includes ensuring that company strategies and programs are designed and implemented to support employees to achieve performance targets. Inez is also responsible for strategies to attract and retain smart, entrepreneurial, hardworking, energetic team players who have a tangible passion for all things Loyalty. Inez is dedicated to ensuring Points.com continues to have leading employer practices for employees who are building and creating leading Loyalty products for our customers.

Points International Ltd.      55

JVC
points.com
global leader
in loyalty currency
management
NASDAQ

CORPORATE INFORMATION

BOARD MEMBERS	EXECUTIVE MANAGEMENT	CORPORATE GOVERNANCE	ANNUAL MEETING
Bernay Box (Chairman)	Christopher Barnard	Information regarding the	May 2, 2012
Christopher Barnard	President	Corporation’s corporate governance	171 John Street, 5th Floor
Michael Beckerman		policy and practices can be found	Toronto, ON M5T 1X3
Douglas Carty	Anthony Lam	in the Corporation’s Management
Bruce Croxon	Chief Financial Officer	Information Circular.	ADDRESS
Rob MacLean			171 John Street, 5th Floor
John Thompson	Peter Lockhard	AUDITORS	Toronto, ON M5T 1X3
	Chief Operating Officer	KPMG LLP	Phone: (416) 596.6370
AUDIT COMMITTEE			Fax: (416) 595.6444
Douglas Carty (Chairman)	Rob MacLean	INVESTOR RELATIONS
Bernay Box	Chief Executive Officer	Anthony Lam	CONSUMER WEBSITE
John Thompson		anthony.lam@points.com	www.points.com
	Inez Murdoch	(416) 596.6382
HRCG COMMITTEE	Vice President & Chief People Officer		INVESTOR RELATIONS
John Thompson (Chairman)		TRANSFER AGENT	www.pointsinternational.com
Bernay Box	Dave Simons	Computershare Trust Company
Bruce Croxon	Chief Technology Officer	of Canada

	BUSINESS DEVELOPMENT	LISTING
	partnerships@points.com	Toronto Stock Exchange (PTS)
NASDAQ Stock Exchange (PCOM)

Points International Ltd.      57